

CREATING
PEAK VALUE

Apogee Enterprises, Inc.

Fiscal 2023 Annual Report



"Through our team's efforts, we are transforming Apogee into a higher performing, more resilient company."

Ty R. Silberhorn, Chief Executive Officer

Fellow shareholders,

Last year we set our company on a path to create peak value for all our stakeholders, embarking on a new strategy to build differentiated businesses with stronger operational execution. Our team made terrific progress on this journey in fiscal 2023, delivering record revenue and earnings per share and making considerable progress toward achieving our three-year financial targets. I want to thank the entire Apogee team for their contributions to our success.

Advancing Our Strategy

In late fiscal 2022, we introduced our three-pillar strategy to drive long-term profitable growth. First, we are striving to become the economic leader in our target markets. Second, we will actively manage our portfolio, to drive higher margins and returns. Finally, we are strengthening our core capabilities to enable more efficient operations with greater scalability, delivering sustained profitable growth.

OUR THREE PILLAR ENTERPRISE STRATEGY



1	2	3
ECONOMIC LEADER IN TARGET MARKETS	**ACTIVELY MANAGE** THE PORTFOLIO	**STRENGTHEN CORE** CAPABILITIES & PLATFORMS

Over the past year, we took steps to advance each element of our strategy. To become an economic leader, we needed to improve our execution and build a more competitive cost structure. We made great strides towards this during fiscal 2023. Through our Lean and Continuous Improvement efforts, we drove significant productivity gains across our business, especially in the Architectural Glass segment. This work will form the foundation of the Apogee Management System, a standard operating framework for how we will run our business. Our team also maintained a strong focus on cost management, fully capturing the expected cost-savings from the restructuring we undertook last year. Additionally,

we improved our approach to pricing, allowing us to stay competitive in the market and share in the value we create for our customers.

We also worked to increase our mix of differentiated products and services. In Architectural Glass, we continued to shift our selling strategies toward premium, higher value-added offerings. In Framing Systems, we rationalized our offerings, moving away from lower-margin products. And in Large-Scale Optical, we continued to emphasize our highest performing products.

To support the second pillar of our strategy, active portfolio management, we strengthened our merger and acquisition capabilities, improving processes for selecting and integrating future acquisitions. We also made progress with combining our Sotawall and Harmon brands into a single business to serve the market for custom curtainwall projects. This combination brings together operational excellence with world-class engineering capabilities, better positioning us to create value as we move forward.

For strengthening core capabilities, our top focus in fiscal 2023 was to improve our talent development programs. This is a key enabler for every part of our strategy. We upgraded training and development programs across the company, to ensure we have the right mix of skills to meet the needs of our business. Additionally, after taking a pause during the pandemic, we relaunched our in-person leadership development programs to nurture the next generation of leaders for our company.

Fiscal 2023 Results

The progress we've made with executing our strategy was evident in our financial results. Revenue grew 10 percent, to a record $1.44 billion. All four of our business segments increased their revenue for the year. Operating income increased to $126 million, and earnings reached a record

$4.64 per diluted share. Adjusted earnings per share grew 60 percent compared to last year to $3.98, also a record.

We were particularly pleased with results in Architectural Framing Systems and Architectural Glass. As we began to implement our new strategy, we acknowledged that these segments were underperforming their potential. Much of our focus over the past two years has been to position these businesses for long-term success. We made organizational changes, improved our cost structure, and increased focus on our target markets. The results were impressive, with both segments delivering significant profitability improvements. Both are now performing within their targeted margin ranges, and we expect continued strong results in the years to come.

At our investor day in November 2021, we set three-year financial targets for return on invested capital (ROIC), operating margin, and revenue growth.

FISCAL 2025 ENTERPRISE TARGETS



>12%	>10%	>1.2x Construction Index
ROIC	**Operating Margin**	**Revenue Growth**

We are well on our way to reaching each of these goals. In fiscal 2023, ROIC exceeded our 12 percent target. Operating margin improved to 8.7 percent, great progress toward our 10 percent plus target. Finally, revenue growth of 10 percent surpassed the growth rate for the U.S. non-residential construction market.

We also continued to generate strong cash flow. Cash from operations increased to $103 million, up from $100 million last year. We used this cash to invest in our business, increasing capital spending to $45 million. We made investments to expand capacity, enhance productivity through automation, and deploy information systems to better meet the needs of our business. We also returned capital to shareholders. This included increasing our dividend for the tenth consecutive year. We returned a total of $94 million of cash to shareholders through dividend payments and share repurchases and we did this while maintaining a healthy financial position. Importantly, we extended the maturity of our primary credit facility to 2027, providing more favorable borrowing terms and increased financial flexibility as we execute our strategy.

Looking Ahead

As we move into fiscal 2024, we are well positioned to drive further progress toward our financial targets. We will do this against a backdrop of economic uncertainty which may drive changes in our end markets. As I write this letter, non-residential construction activity in the U.S. and Canada remains healthy. We are closely watching how inflation, rising rates, and a potential recession might affect our end markets. We are also monitoring shifting market dynamics, with slowing demand for some types of commercial construction projects, offset by growth in institutional and infrastructure related work.

Regardless of what happens in the broader economy and our markets, we are staying focused on our strategy and managing what we can control. Through our team's efforts, we are transforming Apogee into a higher performing, more resilient company. A company that can outperform our industry in any economic environment.

In fiscal 2024, we expect to further advance each pillar of our strategy. We will continue to invest in organic growth initiatives, increasing our capabilities to deliver differentiated products and services in our target markets. We will also build on our success with the Apogee Management System, expanding our toolkit and broadening our scope to other parts of the company. We will further strengthen our mergers and acquisitions capabilities and build our pipeline of potential opportunities. Finally, we will expand our efforts to strengthen core capabilities, by deploying standardized processes and systems, and sustaining our investments in talent development. As we focus on these priorities, I am confident we will advance our strategy and move closer to achieving our financial targets.

I am exceptionally proud of our team and what we achieved together in fiscal 2023. We improved our execution, made meaningful productivity gains, and established a stronger foundation for long-term profitable growth. We built strong momentum toward achieving our financial targets, while delivering record revenue and earnings per share. My fellow Board members and I are confident Apogee will drive further progress in fiscal 2024, positioning the company to create peak value for all our stakeholders for years to come. Thank you for your continued trust and support of Apogee Enterprises!



Ty Silberhorn
Chief Executive Officer and President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 25, 2023

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 0-6365

APOGEE ENTERPRISES, INC.

(Exact name of registrant as specified in its charter)

Minnesota	**41-0919654**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4400 West 78th Street **Suite 520** **Minneapolis** **Minnesota**		**55435**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: (952) 835-1874

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.33 1/3 Par Value	**APOG**	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes   ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-accelerated Filer	☐	Smaller Reporting Company	☐
Emerging Growth Company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

As of August 27, 2022, the last business day of the registrant's most recently completed second fiscal quarter, the approximate aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant was $911,700,000 (based on the closing price of $42.23 per share as reported on the NASDAQ Stock Market LLC as of that date).

As of April 17, 2023, 22,270,739 shares of the registrant's common stock, par value $0.33 1/3 per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

In accordance with General Instruction G(3) of Form 10-K, certain information required by Part III hereof will either be incorporated into this Annual Report on Form 10-K by reference to our Definitive Proxy Statement for our Annual Meeting of Shareholders filed within 120 days of our fiscal year ended February 25, 2023 or will be included in an amendment to this Annual Report on Form 10-K filed within 120 days of February 25, 2023.

APOGEE ENTERPRISES, INC.
Annual Report on Form 10-K
For the fiscal year ended February 25, 2023

TABLE OF CONTENTS

Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect our current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "should," "will," "continue" and similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All forecasts and projections in this document are "forward-looking statements," and are based on management's current expectations or beliefs of the Company's near-term results, based on current information available pertaining to the Company, including the risk factors noted under Item 1A in this Form 10-K. From time to time, we also may provide oral and written forward-looking statements in other materials we release to the public, such as press releases, presentations to securities analysts or investors, or other communications by the Company. Any or all of our forward-looking statements in this report and in any public statements we make could be materially different from actual results.

Accordingly, we wish to caution investors that any forward-looking statements made by or on behalf of the Company are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other risk factors include, but are not limited to, the risks and uncertainties set forth under Item 1A in this Form 10-K, all of which are incorporated by reference into Item 7.

We wish to caution investors that other factors might in the future prove to be important in affecting the Company's results of operations. New factors emerge from time to time; it is not possible for management to predict all such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. BUSINESS

The Company

Apogee Enterprises, Inc. (Apogee, the Company or we) was incorporated under the laws of the State of Minnesota in 1949. We are a leading provider of architectural products and services for enclosing buildings, and high-performance glass and acrylic products used in applications for preservation, protection and enhanced viewing.

Our Company has four reporting segments, with three of the segments serving the commercial construction market:

- The **Architectural Framing Systems** segment designs, engineers, fabricates and finishes aluminum window, curtainwall, storefront and entrance systems for the exterior of buildings. In fiscal 2023, this segment accounted for approximately 45 percent of our net sales.
- The **Architectural Services** segment integrates technical services, project management, and field installation services to design, engineer, fabricate, and install building glass and curtainwall systems. In fiscal 2023, this segment accounted for approximately 29 percent of our net sales.
- The **Architectural Glass** segment coats and fabricates high-performance glass used in custom window and wall systems on commercial buildings. In fiscal 2023, this segment accounted for approximately 19 percent of our net sales.
- The **Large-Scale Optical Technologies** (LSO) segment manufactures high-performance glazing products for the custom framing, fine art, and engineered optics markets. In fiscal 2023, this segment accounted for approximately 7 percent of our net sales.

Strategy

In fiscal 2022, we conducted a holistic strategic review of our business and the markets we serve. This review included extensive input from customers and industry influencers, along with detailed competitive benchmarking. We analyzed our portfolio of products, services, and capabilities to identify the best areas for future growth. We also evaluated our operating model to ensure we have the organizational structure and capabilities needed to deliver consistent profitable growth. Through this work, we validated the Company's strengths that we can leverage as we move forward. We also identified opportunities for improved performance.

Following this review, we established a new enterprise strategy, with three key elements:

1. **Become the economic leader in our target markets.** We will achieve this by developing a deep understanding of our target markets and aligning our businesses with clear go-to-market strategies to drive value for our customers through differentiated product and service offerings. We will also have a relentless focus on operational execution, driving productivity improvements, and maintaining a competitive cost structure, so that we may bring more value to our customers and improve our own profitability.
2. **Actively manage our portfolio to drive higher margins and returns.** We intend to shift our business mix toward higher operating margin offerings and improve our return on invested capital performance. We will accomplish this by allocating resources to grow our top performing businesses, actively addressing underperforming businesses, and investing to add new differentiated product and service offerings to accelerate our growth and increase margins.
3. **Strengthen our core capabilities.** We are shifting from our historical, decentralized operating model, to one with center-led functional expertise that enables us to leverage the scale of the enterprise to better support the needs of the business. We are establishing a Company-wide operating system with common tools and processes that are based on the foundation of Lean and Continuous Improvement, which we are calling "Apogee Management System". This will be supported by a robust talent management program and a commitment to strong governance to ensure compliance and drive sustainable performance.

We plan to continue to execute this strategy over the next several years. To measure our progress, we have established three consolidated enterprise financial targets, which we expect to achieve by the end of fiscal year 2025:

- Return on Invested Capital (ROIC)* greater than 12 percent
- Operating margin greater than 10 percent
- Revenue growth greater than 1.2 times the overall non-residential construction market.

   *ROIC is a non-GAAP measure. See discussion of non-GAAP measures within the Overview section of Management's Discussion and Analysis.

In fiscal 2023, we made significant progress toward these financial targets through the execution of our strategy. We advanced our Lean and Continuous Improvement initiatives, which resulted in meaningful productivity improvements, particularly in Architectural Glass. We increased our focus on differentiated products and services, and effectively managed pricing to share in the value we delivered for our customers. We integrated the Sotawall business into the Architectural Services segment, in order to create a single, unified offering for larger custom curtainwall projects. We advanced several initiatives to strengthen our core capabilities, driving the standardization of key business processes and systems.We also relaunched our talent development and leadership training programs and added key talent across the organization.

Products and Services
Architectural Framing Systems, Architectural Services and Architectural Glass segments
These three segments primarily serve the construction industry and participate in various phases of the value stream to design, engineer, fabricate and install custom glass and aluminum window, curtainwall, storefront and entrance systems for the exterior of buildings, primarily in the commercial, institutional, and multi-family residential construction sectors.

Our product and service offerings across these architectural segments allow architects to create distinctive looks for buildings such as health care facilities, government buildings, office towers, hotels, education and athletic facilities, retail centers, transportation centers, mixed use and multi-family residential buildings. Our solutions also help meet functional requirements such as energy efficiency, hurricane, blast and other impact resistance and/or sound control.

Many of our architectural products and services help architects, developers, and building owners achieve their energy-efficiency and sustainability goals by improving energy performance, reducing greenhouse gas emissions, providing daylight and natural ventilation, and increasing comfort and safety for occupants. These products include high-performance thermal framing systems, energy efficient glass coatings, and sun control products such as sunshades and light shelves. Many of our framing systems products can be specified with recycled aluminum content and utilize environmentally friendly anodize and paint finishes. In addition, we offer a wide range of renovation solutions to help modernize aging buildings, providing significantly improved energy performance, while preserving historically accurate aesthetics.

Architectural Framing Systems segment
Our Architectural Framing Systems segment designs, engineers and fabricates aluminum window, curtainwall, storefront and entrance systems. We also extrude aluminum and provide finishing services for metal components used in a variety of building materials applications, as well as plastic components for other markets.

Architectural Services segment
Our Architectural Services segment delivers value by integrating technical capabilities, project management skills and field installation services, to provide design, engineering, fabrication and installation for the exteriors of commercial buildings. Our ability to efficiently design high-quality window and curtainwall systems and effectively manage the installation of building façades enables our customers to meet schedule and cost requirements of their projects.

Architectural Glass segment
Our Architectural Glass segment provides a wide range of high-performance glass products, offering customized solutions that enable architects and building owners to meet their design, aesthetic, and performance goals. We fabricate insulating, laminated, and monolithic glass units that are used in windows, curtainwall, storefront, and entrance systems. We provide premium glass solutions to meet our customers' design and energy-performance requirements. These include propriety, high-performance coatings, digital and silkscreen printing, heat soaking of tempered glass, and thermal spacers.

LSO segment
The LSO segment provides coated glass and acrylic primarily for use in custom picture framing, museum framing, wall decor and technical glass for other display applications. Products vary based on size and coatings to provide conservation-grade UV protection, anti-reflective and anti-static properties and/or security features.

Product Demand and Distribution Channels
Architectural Framing Systems, Architectural Services and Architectural Glass segments
Demand for the products and services offered by our architectural segments is affected by changes in the North American commercial construction industry, as well as by changes in general economic conditions. Additionally, the Architectural Glass segment has Brazilian operations which are impacted by Brazil's commercial construction industry and general economic conditions.

We look at several external indicators to analyze potential demand for our products and services, such as U.S. and Canadian job growth, office vacancy rates, credit and interest rates, architectural billing statistics, and material costs. We also rely on internal indicators to analyze demand, including our sales pipeline, which is made up of contracts in review, projects awarded or committed, and bidding activity. Our sales pipeline, together with ongoing feedback, analysis and data from our customers, architects and building owners, provide visibility into near- and medium-term demand. Additionally, we evaluate data on U.S. and Canadian non-residential construction market activity, industry analysis and longer-term trends provided by external data sources.

Our architectural products and services are used in subsets of the construction industry differentiated by the following types of factors:

- Building type - Our products and services are primarily used in commercial buildings (office buildings, hotels and retail centers), institutional buildings (education facilities, health care facilities and government buildings), and multi-family residential buildings (a subset of residential construction).

- Level of customization - Many of our projects involve a high degree of customization, as the product or service is designed to meet customer-specified requirements for aesthetics, performance and size, and local building codes.

- Customers and distribution channels - Our customers are mainly glazing subcontractors and general contractors, with project design being influenced by architects and building owners. Our window, curtainwall, storefront and entrance systems are sold using a combination of direct sales forces, independent sales representatives and distributors. Our installation services are sold by a direct sales force in certain metropolitan areas in the U.S and Canada. Our high-performance architectural glass is primarily sold using both a direct sales force and independent sales representatives.

- Geographic location - We primarily supply architectural glass products and aluminum framing systems, including window, curtainwall, storefront and entrance systems, to customers in North America. We are one of only a few architectural glass installation service companies in the U.S. to have a national presence and we have the ability to provide installation project management throughout the U.S. and Canada. Our Architectural Glass segment also supplies architectural glass products to customers in Brazil and certain other international locations.

LSO segment

In our LSO segment, we have a leading brand of value-added coated glass and acrylic used in the custom picture-framing market, museum market, and various technical glass applications. Under the Tru Vue brand, products are sold primarily in North America through national and regional retail chains using a direct sales force, as well as to local retailers through an independent distribution network. We have a global distribution network and also supply our products to museums, galleries and other customers in Europe, Asia and other international locations.

Competitive Conditions

The North American commercial construction market is highly fragmented. Competitive factors include price, product quality, product attributes and performance, reliable service, on-time delivery, lead-time, warranties, and the ability to provide project management, technical engineering and design services. To protect and improve our competitive position, we maintain strong relationships with building owners, architects, and other stakeholders who influence the selection of products and services on a project, and with general contractors, who initiate projects and develop specifications.

Architectural Framing Systems segment

Our Architectural Framing Systems segment competes against several national, regional, and local aluminum window and storefront manufacturers, as well as regional finishing companies. Our businesses compete by providing a broad portfolio of high-quality products, robust engineering capabilities, and dependable, short lead-time service.

Architectural Services segment

Our Architectural Services segment competes against international, national and regional glass installation companies. We compete by offering a robust set of capabilities at a competitive cost. Our capabilities include preconstruction services, engineering and design, project management, manufacturing, and field installation. We deliver these services using an operating model which reduces costs and risks for our customers, and we have established a track record of regularly meeting each project's unique execution requirements.

Architectural Glass segment

In our Architectural Glass segment, we experience competition from regional glass fabricators and international competitors who can provide certain products with attributes similar to ours. We differentiate by providing a wide range of high-quality products, including several proprietary offerings, that we can bundle together into customized solutions. We maintain strong relationships with architects, developers, and other industry stakeholders, and provide strong customer service and reliable delivery.

LSO segment

Our LSO segment competes with European and U.S. providers of both basic and valued-added glass and acrylic. Our competitive strengths include innovative proprietary products and process technologies, a highly automated manufacturing model, innovative marketing programs, strong relationships with our customers, and an established distribution network.

Warranties

We offer product and service warranties that we believe are competitive for the markets in which our products and services are sold. The nature and extent of these warranties depend upon the product or service, the market and, in some cases, the customer being served. Our standard warranties are generally from two to 10 years for our curtainwall, window system and architectural glass products, while we generally offer warranties of two years or less on our other products and services.

Sources and Availability of Raw Materials

Materials used in the Architectural Framing Systems segment include aluminum billet and extrusions, fabricated glass, plastic extrusions, hardware, paint and chemicals. Within the Architectural Services segment, materials used include fabricated glass, finished aluminum extrusions, fabricated metal panels and hardware. Raw materials used within the Architectural Glass segment include flat glass, vinyl, silicone sealants and lumber. Materials used in the LSO segment are primarily glass and acrylic. Most of our raw materials are readily available from a variety of domestic and international sources.

Intellectual Property

We have several patents, trademarks, trade names, trade secrets and proprietary technologies and customer relationships that we believe, in the aggregate, constitute a valuable asset. However, we do not believe that our business is materially dependent on any individual patent, trademark or other intellectual property asset.

Seasonality

Activity in the construction industry is impacted by the seasonal impact of weather and weather events in our operating locations, with activity in some markets reduced in winter due to inclement weather.

Working Capital Requirements

Trade and contract-related receivables and other contract assets are the largest components of our working capital. Inventory requirements, mainly related to raw materials, are most significant in our Architectural Framing Systems and Architectural Glass segments.

Compliance with Government Regulations

We are subject to various environmental and occupational safety and health laws and regulations in the United States and in other countries in which we operate. These laws and regulations relate to, among other things, our use and storage of hazardous materials in our manufacturing operations and associated air emissions and discharges to surface and underground waters. We have several continuing programs designed to ensure compliance with foreign, federal, state and local environmental and occupational safety and health laws and regulations. We contract with outside vendors to collect and dispose of waste at our production facilities in compliance with applicable environmental laws. In addition, we have procedures in place that enable us to properly manage the regulated materials used in and wastes created by our manufacturing processes. We believe we are currently in material compliance with all such laws and regulations. While we will continue to incur costs for compliance with government regulations for our ongoing operations, we do not expect these to have a material effect upon our capital expenditures, earnings or competitive position. At one manufacturing facility in our Architectural Framing Systems segment, we are continuing to work to remediate historical environmental impacts. These remediation activities are nearing completion and are being conducted without significant disruption to our operations.

Sustainability Focus

As a leading provider of architectural products and services, we are committed to integrating sustainable business practices and environmental stewardship throughout our business. Our company-wide commitment to sustainable business practices is focused on delivering long-term profitable growth while carefully stewarding the resources entrusted to us, and delivering products and services that address our customers' increasing focus on energy efficiency and reducing their carbon footprint.

Our architectural products and services are key enablers of green building and sustainable design. We have long been at the forefront of developing innovative products and services that conserve resources and help architects and building owners achieve their sustainability goals, such as attaining Leadership in Energy and Environmental Design (LEED) certifications. Our high-performance thermal framing systems, energy-efficient architectural glass, and other products are designed to help improve building energy efficiency, reduce greenhouse gas emissions, and increase security and comfort for building occupants. Our products are made primarily with glass and aluminum components, which are recyclable at the end of their useful lives. In addition, many of our framing products can be specified with recycled aluminum content.

Our commitment to sustainable business practices and environmental stewardship also extends to our own operations. Through our Apogee Management System we are continually focused on incorporating environmentally sustainable manufacturing processes, eliminating waste, and minimizing our resource consumption. To further our efforts, we are planning to calculate our Scope 1 and Scope 2 greenhouse gas emissions and are committed to disclosing our baseline greenhouse gas emissions data in fiscal 2024. In addition to our company-wide environmental policy, we have policies at each facility to ensure compliance with all applicable environmental laws and regulations.

We also strive to make a difference in the communities where we operate. Apogee has a long legacy of giving back to the communities where we do business through volunteerism, donations, and financial support. We work to strengthen the communities where we operate by investing in our business and creating good jobs.

Human Capital Resources

We had approximately 4,900 employees on February 25, 2023, down from 5,500 employees on February 26, 2022, of which 77 percent are male and 23 percent are female. As of February 25, 2023, approximately 610, or approximately 12 percent, of these employees were represented by U.S. labor unions.

Based on the most recent information available from our latest filing with the U.S. Equal Employment Opportunity Commission, our U.S employees had the following race and ethnicity demographics:

Employee Demographic	Percent of Total
White	64%
Hispanic / Latinx	18%
Black / African American	11%
Asian	5%
Multiracial, Native American, Native Hawaiian, and Pacific Islander	2%

Competition for qualified employees in the markets and industries in which we operate is intense, and the success of our Company depends on our ability to attract, select, develop and retain a productive and engaged workforce. Investing in our employees and their well-being, offering competitive compensation and benefits, promoting diversity and inclusion, and adopting positive human capital management practices are critical components of our corporate strategy. Additional information related to our human capital management is available on our website at www.apog.com by clicking "Sustainability" and then "People".

Health, Wellness and Safety

The safety of our employees is integral to our Company. Providing a safe and secure work environment is one of our highest priorities and we devote significant time and resources to workplace safety. Our safety programs are designed to comply with stringent regulatory requirements and to meet or exceed best practices in our industry. This commitment requires focus and dedication to fundamental aspects of our business to minimize the risk of accidents, injury, and exposure to health hazards.

We will continue to develop an enterprise-wide health and safety program to build centralized oversight of workplace safety and to actively share best practices across our business. Our Apogee Safety Council meets regularly to review facility-level performance, maintain our policies, and provide short and long-term plans to achieve our ambition of achieving an incident rate of zero.

We utilize a safety culture assessment process along with safety compliance audits to monitor safety programs within our businesses and regularly share best practices. These annual assessments and audits provide suggestions for continuous improvement in safety programs and measure employee engagement. In addition, the programs encourage the development of a proactive, inter-dependent safety culture in which leadership and employees interact to ensure safety is viewed as everyone's responsibility. Our leadership team and Board of Directors are briefed regularly on our health and safety performance metrics.

We offer comprehensive health and wellness programs for our employees. In addition to standard health programs, including medical insurance and preventive care, we have a variety of resources available to employees relating to physical and mental wellness. We also conduct employee engagement surveys at the site level annually to hear directly from our employees with respect to what we are doing well, in addition to areas where they may need additional support.

Diversity, Equity and Inclusion

Our diversity, equity and inclusion program promotes a workplace where each employee's abilities are recognized, respected, and utilized to further the Company's goals. Our aim is to create an environment where people feel included as a part of a team because of their diversity of outlooks, perspectives, and characteristics and have an equal opportunity to add value to our Company. We strive to create a culture of inclusion, reduce bias in our talent practices, and invest in and engage with our communities. We conduct diversity and code of conduct trainings with employees and managers annually to define our expectations on creating an inclusive and diverse workplace, where all individuals feel respected and part of a team regardless of their race, national origin, ethnicity, gender, age, religion, disability, sexual orientation or gender identity.

Talent Management and Development
Our talent management program is focused on developing employees and leaders to meet the Company's evolving needs. Employees are able to track and manage their growth through a performance management system and managers actively engage with their employees to provide coaching and feedback, identify training and development opportunities to improve performance in the employee's current role, and to position the employee for future growth. Training and development opportunities include new-hire training, job specific training, stretch assignments, and safety training. The Company also offers leadership development opportunities, such as our Apogee Leadership Program, along with technical training for engineers, designers and sales staff. In addition, the Company offers an education assistance program in which certain eligible employees receive tuition reimbursement to help defray the costs associated with their continuing education. Our executive leadership and Human Resources teams regularly conduct talent reviews and succession planning to assist with meeting critical talent and leadership needs.

International Sales
Information regarding export and international sales is included in Item 8, Financial Statements and Supplementary Data, within Note 15 of our Consolidated Financial Statements.

Available Information
We maintain a website at www.apog.com. Through a link to a third-party content provider, our website provides free access to our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), as soon as reasonably practicable after electronic filing such material with, or furnishing it to, the Securities and Exchange Commission (SEC). These reports are also available on the SEC's website at www.sec.gov. Also available on our website are various corporate governance documents, including our Code of Business Ethics and Conduct, Corporate Governance Guidelines, and charters for the Audit, Compensation, and Nominating and Corporate Governance Committees of the Board of Directors.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Name	Age	Positions with Apogee Enterprises and Past Experience
Ty R. Silberhorn	55	Chief Executive Officer of the Company since January 2021. Prior to joining the Company, Mr. Silberhorn worked for 3M, a diversified global manufacturer and technology company, most recently serving as Senior Vice President of 3M's Transformation, Technologies and Services from April 2019 through December 2020. Prior to this position and since 2001, he held several 3M global business unit leadership roles, serving as Vice President and General Manager for divisions within Safety & Industrial, Transportation & Electronics, and the Consumer business groups.
Curtis Dobler	57	Executive Vice President and Chief Human Resources Officer since April 2019. Prior to joining the Company, Mr. Dobler served as Executive Vice President and Chief Human Resources Officer at Associated Materials, Inc., a manufacturer and distributor of exterior residential building products, from 2015 through 2019.
Meghan M. Elliott	45	Vice President, General Counsel and Secretary of the Company since June 2020. Prior to this role, Ms. Elliott served as Assistant General Counsel for the Company since 2014.
Mark R. Augdahl	57	Interim Chief Financial Officer of the Company since August 2022, Vice President of Finance of the Architectural Glass segment since 2017, and an employee of the Company since 2000.
Gary R. Johnson	61	Senior Vice President of the Company since 2018, Treasurer and Vice President since 2001 and an employee of the Company since 1995.
Brent C. Jewell	48	President of Architectural Framing Systems segment since August 2019. Prior to this role, Mr. Jewell served as Senior Vice President, Business Development and Strategy for the Company from May 2018 to August 2019 and in Senior leadership positions at Valspar, a developer, manufacturer and distributor of paints and coatings, from 2010 to 2017.
Troy R. Johnson	49	President of Apogee's Architectural Services segment since March 2020. Prior to this role, Mr. Johnson served in several leadership roles in the Architectural Services segment since 2011.
Nick C. Longman	51	President of the Architectural Glass segment since June 2021. Prior to joining the Company, Mr. Longman served as Chief Executive Officer and Chief Operating Officer for Harvey Building Products, a manufacturer of windows, doors and accessory products, from March 2018 to November 2020 and in various functional and business leadership roles at Colfax Fluid Handling, a diversified technology company, from 2012 to 2018.

ITEM 1A. RISK FACTORS

Our business faces many risks. Any of the risks discussed below, or elsewhere in this Form 10-K or our other filings with the Securities and Exchange Commission, could have a material adverse impact on our business, financial condition or results of operations.

Market and Industry Risks
North American and global economic and industry-related business conditions materially affect our sales and results of operations
Our Architectural Framing Systems, Architectural Services and Architectural Glass segments are influenced by North American economic conditions and the cyclical nature of the North American commercial construction industry. The commercial construction industry is impacted by macroeconomic trends, such as availability of credit, employment levels, consumer confidence, interest rates and commodity prices. In addition, changes in architectural design trends, demographic trends, and/or remote work trends could impact demand for our products. To the extent changes in these factors negatively impact the overall commercial construction industry, our revenue and profits could be significantly reduced.

Our LSO segment primarily depends on the strength of the retail custom picture framing industry. This industry is dependent on consumer confidence and the conditions of the U.S. economy. A decline in consumer confidence, whether as a result of an economic slowdown, uncertainty regarding the future or other factors, could result in a decrease in net sales and operating income of this segment.

Global instability and uncertainty arising from events outside of our control, such as significant natural disasters, political crises, public health crises and pandemics, and/or other catastrophic events could materially affect our results of operations
Natural disasters, political crises, public health crises, and other catastrophic events or other events outside of our control, may negatively impact our facilities or the facilities of third parties on which we depend, have broader adverse impacts on the commercial construction market, consumer confidence and spending, and/or impact both the well-being of our employees and our ability to operate our facilities. These types of disruptions or other events outside of our control could affect our business negatively, cause delays or cancellation of commercial construction projects or cause us to temporarily close our facilities, harming our operating results. In addition, if any of our facilities, including our manufacturing, finishing or distribution facilities, or the facilities of our suppliers, third-party service providers, or customers, is affected by natural disasters, political crises, public health crises, or other catastrophic events or events outside of our control, our business and operating results could suffer.

New competitors or specific actions of our existing competitors could materially harm our business
We operate in competitive industries in which the actions of our existing competitors or new competitors could result in loss of customers and/or market share. Changes in our competitors' products, prices or services could negatively impact our share of demand, net sales or margins.

If foreign imports occur at increased levels for extended periods of time, our net sales and margins in those segments could be negatively impacted.

Our LSO segment competes with several international specialty glass manufacturers and international and domestic acrylic suppliers. If these competitors are able to successfully improve their product attributes, service capabilities and production capacity and/or increase their sales and marketing focus in the U.S. custom picture framing market, this segment's net sales and margins could be negatively impacted.

Our customer dependence in the LSO segment creates a significant risk of reduced demand for our products
The LSO segment is highly dependent on a relatively small number of customers for its sales, while working to grow in new markets and with new customers. Accordingly, loss of a significant customer, a significant reduction in pricing, or a shift to a less favorable mix of value-added picture framing glass or acrylic products for one or more of those customers could materially reduce LSO net sales and operating results.

Strategic Risks
We could be unable to effectively manage and implement our enterprise strategy, which could have a material adverse effect on our business, financial condition, and results of operations.
Our strategy includes differentiating our product and service offerings, shifting our business mix toward higher operating margins and return on invested capital performance, and moving away from our historical, decentralized operating model. Execution of this strategy will require additional investments of time and resources and could fail to achieve the desired results. For example, we may be unable to increase our sales and earnings by differentiating our product and service offerings in a cost-effective manner. We may fail to accurately predict future customer needs and preferences, and thus focus on the wrong business mix. Our centralized operating system may not produce the desired operating efficiencies.

Risks related to acquisitions and integration activities could adversely affect our operating results

We may complete acquisitions in the future as part of the execution of our strategic roadmap, including new geographies, adjacent market sectors and new product introductions. There are risks inherent in completing acquisitions, including:

- diversion of management's attention from existing business activities;
- difficulties or delays in integrating and assimilating information and financial systems, operations and products of an acquired business or other business venture or in realizing projected efficiencies, growth prospects, cost savings and synergies;
- potential loss of key employees, customers and suppliers of the acquired businesses or adverse effects on relationships with existing customers and suppliers;
- adverse impact on overall profitability if the acquired business does not achieve the return on investment projected at the time of acquisition; and
- with respect to the acquired assets and liabilities, inaccurate assessment of additional post-acquisition capital investments; undisclosed, contingent or other liabilities; problems executing backlog of material supply or installation projects; unanticipated costs; and an inability to recover or manage such liabilities and costs.

If one or more of these risks were to arise in a material manner, our operating results could be negatively impacted.

Operational Risks

If we are not able effectively to utilize and manage our manufacturing capacity, our results of operations will be negatively affected

Near-term performance depends, to a significant degree, on our ability to provide sufficient available capacity and appropriately utilize existing production capacity. The failure to successfully maintain existing capacity, or manage unanticipated interruptions in production, successfully implement planned capacity expansions, and/or make timely investments in additional physical capacity and supporting technology systems could adversely affect our operating results.

Loss of key personnel and inability to source sufficient labor could adversely affect our operating results

Our success depends on the skills of our leadership, construction project managers and other key technical personnel, and our ability to secure sufficient manufacturing and installation labor. In recent years, strong residential and commercial construction and low U.S. unemployment have caused increased competition for experienced construction project managers and other labor. If we are unable to retain existing employees, provide a safe and healthy working environment, and/or recruit and train additional employees with the requisite skills and experience, our operating results could be adversely impacted.

Continuing inflation may negatively impact our profitability.

Rising inflation, interest rates, and construction costs, or any one of them, could reduce the demand for our products and services and impact our profitability. Higher interest rates make it more expensive to finance construction projects, and as a result, may reduce the number of projects available to us and the demand for our products and services, and also increase the interest expenses associated with our borrowings. Cost inflation, including significant cost increases for freight, aluminum, glass, paint and other materials used in our operations, has impacted, and could continue to impact, our profitability. Furthermore, in some of our segments, we operate on contracts wherein we bear part or all of the risk of inflation on materials costs and the cost of installation services. Our ability to mitigate these costs, or recover the cost increases through price increases, may lag the cost increases, which could negatively impact our margins.

If we are unable to manage our supply and distribution chains effectively our results of operations will be negatively affected

Our Architectural Framing Systems and Architectural Services segments use aluminum as a significant input to their products and our operating results in those two segments could be negatively impacted by supply chain disruptions and adverse price movements in the market for raw aluminum. In recent years, we have seen increased volatility in the price of aluminum that we purchase from both domestic and international sources. Due to our Architectural Framing Systems segment and Architectural Services segment presence in Canada, we have significant cross-border activity, as our Canadian businesses purchase inputs from U.S.-based suppliers and sell to U.S.-based customers. A significant change in U.S. trade policy with Canada could, therefore, have an adverse impact on our net sales and operating results.

Our Architectural Glass and LSO segments use raw glass as a significant input to their products. We periodically experience a tighter supply of raw glass when there is growth in automotive manufacturing and residential and non-residential construction. Failure to acquire a sufficient amount of raw glass on terms as favorable as current terms, including as a result of a significant unplanned downtime or shift in strategy at one or more of our key suppliers, could negatively impact our operating results.

Our suppliers are subject to the fluctuations in general economic cycles. Global economic conditions may impact their ability to operate their businesses. They may also be impacted by the increasing costs or availability of raw materials, labor and distribution, resulting in demands for less attractive contract terms or an inability for them to meet our requirements or conduct their own businesses. The performance and financial condition of one or more suppliers may cause us to alter our business terms or to cease doing business with a particular supplier or suppliers, or change our sourcing practices generally, which could in turn adversely affect our business and financial condition.

If we encounter problems with distribution, our ability to deliver our products to market could be adversely affected. Our operations are vulnerable to interruptions in the event of work stoppages, whether due to public health concerns, labor disputes or shortages, and natural disasters that may affect our distribution and transportation to job sites. Moreover, our distribution system includes computer-controlled and automated equipment, which may be subject to a number of risks related to data and system security or computer viruses, the proper operation of software and hardware, power interruptions or other system failures. If we encounter problems with our distribution systems, our ability to meet customer and consumer expectations, manage inventory, manage transportation-related costs, complete sales and achieve operating efficiencies could be adversely affected.

Product quality issues and product liability claims could adversely affect our operating results
We manufacture and/or install a significant portion of our products based on the specific requirements of each customer. We believe that future orders of our products or services will depend on our ability to maintain the performance, reliability, quality and timely delivery standards required by our customers. We have in the past and are currently subject to product liability and warranty claims, including certain legal claims related to a commercial sealant product formerly incorporated into our products, and there is no certainty we will prevail on these claims. If our products have performance, reliability or quality problems, or products are installed using incompatible glazing materials or installed improperly (by us or a customer), we may experience additional warranty and other expenses; reduced or canceled orders; higher manufacturing or installation costs; or delays in the collection of accounts receivable. Additionally, product liability and warranty claims, including relating to the performance, reliability or quality of our products and services, could result in costly and time-consuming litigation that could require significant time and attention of management and involve significant monetary damages that could negatively impact our operating results. There is also no assurance that the number and value of product liability and warranty claims will not increase as compared to historical claim rates, or that our warranty reserve at any particular time is sufficient. No assurance can be given that coverage under insurance policies, if applicable, will be adequate to cover future product liability claims against us. If we are unable to recover on insurance claims, in whole or in part, or if we exhaust our available insurance coverage at some point in the future, then we might be forced to expend legal fees and settlement or judgment costs, which could negatively impact our profitability, results of operations, cash flows and financial condition.

Project management and installation issues could adversely affect our operating results
Some of our segments are awarded fixed-price contracts that include material supply and installation services. Often, bids are required before all aspects of a construction project are known. An underestimate in the amount of labor required and/or cost of materials for a project; a change in the timing of the delivery of product; system design errors; difficulties or errors in execution; or significant project delays, caused by us or other trades, could result in failure to achieve the expected results. Any one or more of such issues could result in losses on individual contracts that could negatively impact our operating results.

Difficulties in maintaining our information technology systems, and potential cybersecurity threats, could negatively affect our operating results and/or our reputation
Our operations are dependent upon various information technology systems that are used to process, transmit and store electronic information, and to manage or support our manufacturing operations and a variety of other business processes and activities, some of which are managed by third-parties. We could encounter difficulties in maintaining our existing systems, developing and implementing new systems or in our efforts to standardize enterprise resource planning and information technology systems across our business units. Such difficulties could lead to disruption in business operations and/or significant additional expenses that could adversely affect our results.

Additionally, our information technology and Internet based systems, and those of our third-party service providers, are subject to cyber-attacks of increasing frequency and sophistication. These systems have in the past been, and may in the future be, subject to cyber-attacks and other attempts to gain unauthorized access, breach, damage, disrupt or otherwise compromise such systems, none of which have been material to us in the last three years to date. These cyber threats pose a risk to the security of our systems and networks, and the confidentiality, availability and integrity of our data. Should such an attack succeed, it could lead to the compromise of confidential information, manipulation and destruction of data and product specifications, production downtimes, disruption in the availability of financial data, or misrepresentation of information via digital media. The occurrence of any of these events could adversely affect our reputation and could result in litigation, loss of data and intellectual property, regulatory action, project delay claims, and increased costs and operational consequences of implementing further data protection systems.

Violations of legal and regulatory compliance requirements, including environmental laws, and changes in existing legal and regulatory requirements, may have a negative impact on our business and results of operations.
We are subject to a legal and regulatory framework imposed under federal and state laws and regulatory agencies, including

laws and regulations that apply specifically to U.S. public companies and laws and regulations applicable to our manufacturing and construction site operations. Our efforts to comply with evolving laws, regulations, and reporting standards, including climate-related regulations, may increase our general and administrative expenses, divert management time and attention, or limit our operational flexibility, all of which could have a material adverse effect on our business, financial position, and results of operations. Additionally, new laws, rules, and regulations, or changes to existing laws or their interpretations, could create added legal and compliance costs and uncertainty for us.

We use hazardous materials in our manufacturing operations, and have air and water emissions that require controls. Accordingly, we are also subject to federal, state and local environmental laws and regulations, including those governing the storage and use of hazardous materials and disposal of wastes. A violation of such laws and regulations, or a release of such substances, may expose us to various claims, including claims by third parties, as well as remediation costs and fines.

Financial Risks
We are self-insured for certain costs associated with our operations and an increase in our insurance claims and expenses may have a material negative impact on our operating results
We obtain third-party insurance to provide coverage for potential risk in areas such as employment practices, workers' compensation, directors and officers, automobile, engineer's errors and omissions, product rework and general liability, as well as medical insurance and various other coverages. However, we retain a high amount of risk on a self-insured basis through our wholly-owned insurance subsidiary, in particular for product liability, medical and workers' compensation claims. Therefore, a significant increase in the number or size of these claims could have a material adverse effect on our operating results.

Foreign currency effects could negatively affect our sales and operating income
When the U.S. dollar strengthens against foreign currencies, imports of products into the U.S. produced by international competitors become more price competitive and exports of our U.S.-fabricated products become less price competitive. If we are not able to counteract these types of price pressures through superior quality, service and prudent hedging programs, our net sales and operating income could be negatively impacted. Additionally, our international subsidiaries report their results of operations and financial position in their relevant functional currencies (local country currency), which are then translated into U.S. dollars. As the relationship between these currencies and the U.S. dollar changes, there could be a negative impact on our reported results and financial position.

Results can differ significantly from our expectations and the expectations of analysts, which could have an adverse affect on the market price of our common stock
Our sales and earnings guidance and resulting external analyst estimates are largely based on our view of our business and the broader commercial construction market. Further, there may be additional risk in our ability to accurately forecast our operational and financial performance and provide earnings guidance as a result of evolving conditions resulting from public health crises, economic downturns, and continued inflationary cost increases. Failure to meet our guidance or analyst expectations for net sales and earnings could have an adverse impact on the market price of our common stock.

We may experience further impairment of our goodwill, indefinite- and finite-lived intangible assets and long-lived assets, in the future, which could adversely impact our financial condition and results of operations
Our assets include a significant amount of goodwill, indefinite- and finite-lived intangible assets and long-lived assets. We evaluate goodwill and indefinite-lived intangible assets for impairment annually in our fiscal fourth quarter, or more frequently if events or changes in circumstances indicate that the carrying value of a reporting unit may not be recoverable. We evaluate finite-lived intangible assets and long-lived assets for impairment if events or changes in circumstances indicate that the carrying value of the long-lived asset may not be recoverable. The assessment of impairment involves significant judgment and projections about future performance.

Based on our annual impairment valuation analysis performed in the fourth quarter of fiscal 2023, there was no impairment of goodwill or indefinite and finite-lived intangibles identified.

During the fourth quarter of fiscal 2022, based on the finalization of our plans for integrating the Sotawall business into the Architectural Services segment, beginning in fiscal 2023, we determined impairment of indefinite and finite-lived intangibles related to the Sotawall business and we recorded intangible impairment expense of $49.5 million. With the realignment of the Sotawall business from the Architectural Framing Systems segment into the Architectural Services segment at the beginning of the first quarter of fiscal 2023, the historical comparative segment results for these two segments has been recast and as such this impairment expense recorded during fiscal 2022 is now reflected in the Architectural Services segment. Refer to additional information included within Notes 1 and 6 to the Financial Statements contained in Item 8 within this Annual Report on Form 10-K.

The discounted cash flow projections and revenue projections used in these analyses are dependent upon achieving forecasted levels of revenue and profitability. If revenue or profitability were to fall below forecasted levels, or if market conditions were to decline in a material or sustained manner, further impairment could be indicated and we could incur an additional non-cash impairment expense that would negatively impact our financial condition and results of operations.

Failure to maintain effective internal controls over financial reporting could adversely impact our ability to timely and accurately report financial results and comply with our reporting obligations, which could materially affect our business. Regardless of how internal financial reporting control systems are designed, implemented, and enforced, they cannot ensure with absolute certainty that our policy objectives will be met in every instance. Because of the inherent limitations of all such systems, our internal controls over financial reporting may not always prevent or detect misstatements. Failure to maintain effective internal control over financial reporting could adversely affect our ability to accurately and timely report financial results, to prevent or detect fraud, or to comply with the requirements of the SEC or the Sarbanes-Oxley Act of 2002, which could necessitate a restatement of our financial statements, and/or result in an investigation, or the imposition of sanctions, by regulators. Such failure could additionally expose us to litigation and/or reputational harm, impair our ability to obtain financing, or increase the cost of any financing we obtain. All of these impacts could adversely affect the price of our common stock and our business overall.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The following table lists, by segment, the Company's principal physical properties as of February 25, 2023. We believe these properties are generally in good operating condition, suitable for their respective uses and adequate for our current needs as our business is presently conducted.

Property Location	Owned/ Leased	Function
Architectural Framing Systems segment		
Wausau, WI	Owned	Manufacturing/Administrative
Stratford, WI	Owned	Manufacturing
Reed City, MI	Owned	Manufacturing
Walker, MI	Leased	Manufacturing/Administrative
Mesquite, TX	Leased	Manufacturing
Monett, MO	Owned	Manufacturing/Warehouse/Administrative
Toronto, ON Canada	Leased	Manufacturing/Warehouse/Administrative
Architectural Services segment		
Minneapolis, MN	Leased	Administrative
West Chester, OH	Leased	Manufacturing
Mesquite, TX	Leased	Manufacturing
Glen Burnie, MD	Leased	Manufacturing/Warehouse
Brampton, ON Canada	Leased	Manufacturing/Warehouse/Administrative
Architectural Glass segment		
Owatonna, MN	Owned	Manufacturing/Administrative
Nazaré Paulista, Brazil	Owned[1]	Manufacturing/Administrative
LSO segment		
McCook, IL	Leased	Manufacturing/Warehouse/Administrative
Faribault, MN	Owned	Manufacturing/Administrative
Other		
Minneapolis, MN	Leased	Administrative

[1] This is an owned facility; however, the land is leased from the city.

ITEM 3. LEGAL PROCEEDINGS

The Company is a party to various legal proceedings incidental to its normal operating activities. In particular, like others in the construction supply and services industry, the Company is routinely involved in various disputes and claims arising out of construction projects, sometimes involving significant monetary damages or product replacement. We have in the past and are currently subject to product liability and warranty claims, including certain legal claims related to a commercial sealant product formerly incorporated into our products. In December 2022, the claimant in an arbitration of one such claim was awarded $20 million. The Company intends to appeal the award and believes, after taking into account all currently available information, including the advice of counsel and the likelihood of available insurance coverage, that this award will not have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. The Company is also subject to litigation arising out of areas such as employment practices, workers compensation and general liability matters. Although it is very difficult to accurately predict the outcome of any such proceedings, facts currently available indicate that no matters will result in losses that would have a material adverse effect on the results of operations, cash flows or financial condition of the Company.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information
Apogee common stock is traded on the NASDAQ Stock Market under the ticker symbol "APOG". As of April 6, 2023, there were 1,114 shareholders of record and 13,453 shareholders for whom securities firms acted as nominees.

Dividends
Quarterly, the Board of Directors evaluates declaring dividends based on operating results, available funds and the Company's financial condition. Cash dividends have been paid each quarter since 1974. The chart below shows quarterly and annual cumulative cash dividends per share for the past three fiscal years.

Fiscal Year		First		Second		Third		Fourth		Total
2023	$	0.2200	$	0.2200	$	0.2200	$	0.2400	$	0.9000
2022		0.2000		0.2000		0.2000		0.2200		0.8200
2021		0.1875		0.1875		0.1875		0.2000		0.7625

Purchases of Equity Securities by the Company
The following table provides information with respect to purchases made by the Company of its own stock during the fourth quarter of fiscal 2023:

Period	Total Number of Shares Purchased (a)		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (b)	Maximum Number of Shares that May Yet Be Purchased under the Plans or Programs (b)
November 27, 2022 through December 24, 2022	1,045	$	45.82	—	1,253,399
December 25, 2022 through January 21, 2023	6,981		45.19	—	1,253,399
January 22, 2023 through February 25, 2023	74		44.36	—	1,253,399
Total	8,100	$	45.27	—	1,253,399

(a) The shares in this column represent the total number of shares that were surrendered to us by plan participants to satisfy withholding tax obligations related to share-based compensation. We did not purchase any shares pursuant to our publicly announce repurchase program during the fiscal quarter.

(b) In fiscal 2004, announced on April 10, 2003, the Board of Directors authorized the repurchase of 1,500,000 shares of Company stock. The Board increased the authorization by 750,000 shares, announced on January 24, 2008; by 1,000,000 shares on each of the announcement dates of October 8, 2008, January 13, 2016, January 9, 2018, January 14, 2020, October 7, 2021 and June 22, 2022; and by 2,000,000 shares, announced on October 3, 2018 and January 14, 2022. The repurchase program does not have an expiration date.

Comparative Stock Performance

The graph below compares the cumulative total shareholder return on a $100 investment in our common stock for the last five fiscal years with the cumulative total return on a $100 investment in the Russell 2000 Index, a broad equity market index, and the Standard & Poor's Small Cap 600 Growth Index, an index that includes companies of similar market capitalization. The graph assumes an investment at the close of trading on March 3, 2018, and also assumes the reinvestment of all dividends.



	2018	2019	2020	2021	2022	2023
Apogee	$ 100.00	$ 83.23	$ 71.10	$ 90.76	$ 112.65	$ 115.88
S&P Small Cap 600 Growth Index	100.00	107.38	100.33	147.33	144.97	133.63
Russell 2000 Index	100.00	105.08	99.01	149.51	140.09	134.63

We selected the Standard & Poor's Small Cap 600 Growth Index as an index of companies with similar market capitalization because we are unable to identify a peer group of companies similar to us in size and scope of business activities or a widely recognized published industry index that accurately reflects our diverse business activities. Most of our direct competitors in our various business units are either privately owned or divisions of larger, publicly owned companies.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leader in the design and development of value-added glass and metal products and services. Our four reporting segments are: Architectural Framing Systems, Architectural Glass, Architectural Services and Large-Scale Optical Technologies (LSO).

In fiscal 2022, we conducted a strategic review of our business and the markets we serve in order to establish a new enterprise strategy with three key elements, and during fiscal 2023, we made significant progress on execution of our strategy, as discussed in Item 1 on page 5 of this Form 10-K.

At the beginning of the first quarter of fiscal 2023, we began management of the Sotawall and Harmon businesses under the Architectural Services segment in order to create a single, unified offering for larger custom curtainwall projects. The comparative fiscal 2022 segment results for the Architectural Framing Systems and Architectural Services segments have been recast to reflect the move of the Sotawall business into the Architectural Services segment from the Architectural Framing Systems segment, effective at the start of the first quarter of fiscal 2023.

Fiscal 2023 summary of results:
- Consolidated net sales were $1.4 billion, an increase of 10 percent from $1.3 billion in fiscal 2022.
- Operating income increased to $125.8 million, from $22.0 million in the prior year.
- Diluted EPS was $4.64, compared to $0.14 in the prior year.
- Adjusted operating income was $125.8 million, an increase of 52 percent compared to the prior year, and adjusted diluted EPS was $3.98 in fiscal 2023, an increase of 60 percent compared to the prior year. Refer to the tables below for a reconciliation to GAAP of these adjusted amounts.

Reconciliation of Non-GAAP Financial Information

Adjusted Operating Income

(Unaudited)

		Year-ended	
(In thousands)		February 25, 2023	February 26, 2022
Operating income	$	125,788	$ 22,045
Impairment expense on goodwill and intangible assets [1]		—	49,473
Restructuring costs [2]		—	30,512
Gain on sale of assets [3]		—	(19,456)
Adjusted operating income	$	125,788	$ 82,574

(1) Adjustment related to impairment charge recorded during the fourth quarter of the prior year on indefinite- and long-lived intangible assets within the Architectural Framing Systems segment as a result of triggering events during the fourth quarter of prior fiscal year. In the first quarter of fiscal 2023, the Sotawall business was re-aligned from the Architectural Framing Systems segment into the Architectural Services segment; the comparative fiscal 2022 results have been recast to reflect the change.

(2) Adjustment related to previously announced decision to exit certain operations in the Architectural Glass segment and reorganize operations within the Architectural Framing Systems segment, including $21.5 million of asset impairment charges, $6.2 million of employee termination costs and $2.8 million of other costs associated with these restructuring plans incurred during fiscal 2022.

(3) Gain on sale of building and related fixed assets within the Architectural Glass segment during the fourth quarter of fiscal 2022.

Reconciliation of Non-GAAP Financial Information
Adjusted Net Earnings and Adjusted Earnings per Diluted Common Share
(Unaudited)

					Diluted per share amounts			
		Year-ended				Year-ended		
(In thousands)		February 25, 2023		February 26, 2022		February 25, 2023		February 26, 2022
Net earnings	$	104,107	$	3,486	$	4.64	$	0.14
Worthless stock deduction and other discrete tax benefits[1]		(14,833)		—		(0.66)		—
Impairment expense on goodwill and intangible assets [2]		—		49,473		—		1.96
Restructuring costs [3]		—		30,512		—		1.21
Impairment of equity investment [4]		—		3,000		—		0.12
Gain on sale of assets [5]		—		(19,456)		—		(0.77)
Income tax impact on above adjustments [6]		—		(4,414)		—		(0.17)
Adjusted net earnings	$	89,274	$	62,601	$	3.98	$	2.48
Shares outstanding for EPS						22,416		25,292

Per share amounts are computed independently for each of the items presented so the sum of the items may not equal the total amount

(1) Adjustment related to discrete income tax benefits for the Sotawall business in fiscal 2023, primarily related to a worthless stock deduction and the release of valuation allowance on deferred tax assets.

(2) Adjustment related to impairment charge recorded during the fourth quarter of the prior year on indefinite- and long-lived intangible assets within the Architectural Framing Systems segment as a result of triggering events during the fourth quarter of prior fiscal year. In the first quarter of fiscal 2023, the Sotawall business was re-aligned from the Architectural Framing Systems segment into the Architectural Services segment; the comparative fiscal 2022 results have been recast to reflect the change.

(3) Adjustment related to previously announced decision to exit certain operations in the Architectural Glass segment and reorganize operations within the Architectural Framing Systems segment, including $21.5 million of asset impairment charges, $6.2 million of employee termination costs and $2.8 million of other costs associated with these restructuring plans incurred during fiscal 2022.

(4) Adjustment for impairment of minority equity investment is a result of the assignment for the benefit of creditors of all of the assets of a company in which Apogee held a minority interest. The impairment represents a write-down of Apogee's entire investment in the company.

(5) Gain on sale of building and related fixed assets within the Architectural Glass segment during the fourth quarter of fiscal 2022.

(6) Income tax impact calculated using an estimated statutory tax rate of 25%, which reflects the estimated blended statutory tax rate for the jurisdiction in which the charge or income occurred.

Adjusted operating income, adjusted net earnings and adjusted earnings per diluted share (adjusted diluted EPS) are supplemental non-GAAP financial measures provided by the Company to assess performance on a more comparable basis from period-to-period by excluding amounts that management does not consider part of core operating results. Management uses these non-GAAP measures to evaluate the Company's historical and prospective financial performance, measure operational profitability on a consistent basis, as a factor in determining executive compensation, and to provide enhanced transparency to the investment community.

Return on average invested capital (ROIC) is a non-GAAP financial measure that we define as operating income (adjusted for certain items that are unusual in nature or whose fluctuations from period to period do not necessarily correspond to changes in the operations of the Company) after tax, divided by average invested capital. We believe this measure is useful in understanding operational performance and capital allocation over time. This measure is not calculated in accordance with GAAP. Certain information necessary to calculate this measure on a GAAP basis is dependent on future events, some of which are beyond our control, and cannot be predicted without unreasonable efforts. It is important to note that these factors could be material to Apogee's results computed in accordance with GAAP.

These non-GAAP measures should be viewed in addition to, and not as an alternative to, the reported financial results of the Company prepared in accordance with GAAP. Other companies may calculate these measures differently, thereby limiting the usefulness of the measures for comparison with other companies.

Results of Operations
Net Sales

(Dollars in thousands)	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Net sales	$ 1,440,696	$ 1,313,977	$ 1,230,774	9.6 %	6.8 %

Fiscal 2023 Compared to Fiscal 2022
Net sales in fiscal 2023 increased by 9.6 percent compared to fiscal 2022, with growth in each of the Company's segments, primarily driven by pricing in the Architectural Framing Systems, Architectural Glass and LSO segments and small volume growth in the Architectural Services segment.

Fiscal 2022 Compared to Fiscal 2021
Net sales in fiscal 2022 increased by 6.8 percent compared to fiscal 2021, driven by record revenue in the LSO and Architectural Services segments and growth in the Architectural Framing Systems segment, partially offset by decreased volume in the Architectural Glass Segment.

Performance
The relationship between various components of operations, as a percentage of net sales, is provided below.

(Percentage of net sales)	2023	2022	2021
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	76.7	79.1	77.6
Gross margin	23.3	20.9	22.4
Selling, general and administrative expenses	14.6	15.4	14.6
Impairment expense on intangible assets and goodwill	—	3.8	5.7
Operating income	8.7	1.7	2.1
Interest expense, net	0.5	0.3	0.4
Other expense (income), net	0.1	0.3	(0.1)
Earnings before income taxes	8.1	1.1	1.8
Income tax expense	0.9	0.8	0.6
Net earnings	7.2 %	0.3 %	1.3 %
Effective income tax rate	10.7 %	74.9 %	31.7 %

Fiscal 2023 Compared to Fiscal 2022
Gross margin was 23.3 percent in fiscal 2023, an increase of 240 basis points from fiscal 2022. The increase was primarily driven by pricing actions that exceeded the inflation-related cost increases within the Architectural Framing Systems and Architectural Glass segments, partially offset by negative performance impacts of certain projects within the Architectural Services segment. The prior fiscal year included $28.2 million of restructuring costs within cost of sales related to restructuring actions announced in August 2021, as well as inflationary pressure on raw materials and freight within the Architectural Glass and Architectural Framing Systems segments. These costs were partially offset by $19.5 million of gain on sale of assets related to the sale of a manufacturing facility in the Architectural Glass segment and by positive impacts from continued recovery of the LSO segment (which closed for most of the first and second quarters of fiscal 2021, based on COVID-related government directives).

Total selling, general and administrative (SG&A) expense as a percent of net sales for fiscal 2023 was 14.6 percent, a decrease of 80 basis points from fiscal 2022, excluding impairment expense, driven by benefits realized from previously completed restructuring actions. This was partially offset by a benefit of $4.9 million, taken within the Architectural Framing Systems and Architectural Services segments, as a result of a Canadian wage subsidy program offered to support Canadian businesses impacted by the COVID-19 pandemic, thereby offsetting cost actions that would have been taken had this subsidy not been secured. In addition, the prior year included a $49.5 million impairment expense on indefinite and definite-lived intangibles taken within the Architectural Services segment, as a result of triggering events resulting from the finalization of our plans for integrating the Sotawall business into the Architectural Services segment, beginning in fiscal 2023.

Net interest expense increased by 20 basis points compared to the prior year, due to the higher average interest rate and higher average debt balance in fiscal 2023.

The effective tax rate for fiscal 2023 was 10.7 percent, compared to 74.9 percent in fiscal 2022. During fiscal 2023, we claimed certain tax deductions, including a worthless stock loss deduction and other discrete tax benefits, related to our investment in Sotawall Limited, a Canadian subsidiary. These deductions generated a net tax benefit of $14.8 million, and reduced our effective tax rate for fiscal 2023 by approximately 13.1 percentage points. The effective tax rate in the prior year was primarily impacted by the valuation allowance recorded against the tax benefit of the Sotawall impairment and the impact of certain permanent items in relation to reduced earnings in fiscal 2022.

Fiscal 2022 Compared to Fiscal 2021

Gross margin was 20.9 percent in fiscal 2022, a decrease of 150 basis points from fiscal 2021. This decrease was driven by $28.2 million of restructuring costs included in cost of sales incurred during fiscal 2022 related to restructuring actions announced in August 2021, as well as inflationary pressure on raw materials and freight within the Architectural Glass and Architectural Framing Systems segments. These costs were partially offset by $19.5 million of gain on sale of assets related to the sale of a manufacturing facility in the Architectural Glass segment and by positive impacts from continued recovery of the LSO segment (which closed for most of the first and second quarters of fiscal 2021, based on COVID-related government directives).

SG&A expense, including impairment expense on goodwill and intangible assets noted in the table above, was 19.2 percent for fiscal 2022, a decrease of 110 basis points from fiscal 2021. This was driven by a $49.5 million impairment expense taken within the Architectural Services segment during fiscal 2022, compared to a $70.1 million impairment expense taken within the Architectural Framing Systems and Architectural Services segments in fiscal 2021. In addition, we received a benefit of $4.9 million in fiscal 2022, compared to a benefit of $7.4 million in fiscal 2021, as a result of a Canadian wage subsidy program offered to support Canadian business impacted by the COVID-19 pandemic, thereby offsetting cost actions that would have been taken had this subsidy not been secured, in each of these years.

Net interest expense declined by 10 basis points compared to fiscal 2021, due to the lower average debt balance in fiscal 2022.

The effective tax rate for fiscal 2022 was 74.9 percent, compared to 31.7 percent in fiscal 2021, primarily due to the valuation allowance recorded against the tax benefit of the Sotawall impairment and the impact of certain permanent items in relation to reduced earnings in fiscal 2022.

Segment Analysis
Architectural Framing Systems

(In thousands)	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Net sales	$ 649,778	$ 546,557	$ 508,770	18.9 %	7.4 %
Operating income (loss)	81,875	38,088	(29,030)	115.0 %	*
Operating margin	12.6 %	7.0 %	(5.7)%		

* Indicates calculation not meaningful.

Fiscal 2023 Compared to Fiscal 2022. Net sales increased 18.9 percent, or $103.2 million, from fiscal 2022, primarily reflecting inflation-related pricing and improved mix, partially offset by slightly lower volume due to market share losses.

Operating margin increased 560 basis points over the prior year, primarily driven by improved pricing, which more than offset the impact of inflation. The prior year included a benefit of $2.0 million from a Canadian wage subsidy program offered to Canadian businesses impacted by the COVID-19 pandemic, partially offset by $1.7 million of restructuring charges.

As of fiscal 2023 year-end, segment backlog was $243.3 million, compared to $281.5 million at the end of the prior year, reflecting a decrease in order volume. We expect approximately 91 percent of the backlog in this segment to be fulfilled in fiscal 2024, with the remainder expected to be filled in fiscal 2025 and beyond; however, the timing of backlog may be impacted by project delays. Backlog represents the dollar amount of signed contracts or firm orders, generally as a result of a competitive bidding process, which may be expected to be recognized as revenue in the future. Backlog is not a term defined under U.S. generally accepted accounting principles (GAAP) and is not a measure of contract profitability. In addition to backlog, we have a substantial amount of projects with short lead times that book-and-bill within the same reporting period and are not included in backlog. We have good visibility beyond backlog, as projects awarded, verbal commitments and bidding activities are not included in backlog.

Fiscal 2022 Compared to Fiscal 2021. Net sales increased 7.4 percent, or $37.8 million, from fiscal 2021, primarily reflecting flow-through from pricing actions taken to offset inflation, partially offset by lower volume.

The segment had operating income of $38.1 million and operating margin of 7.0 percent in fiscal 2022, compared to an operating loss of $29.0 million and operating margin of (5.7) percent in fiscal 2021, reflecting the impact of a $53.0 million impairment expense in fiscal 2021, and $1.7 million and $4.4 million of restructuring charges in fiscal 2022 and fiscal 2021, respectively. These expenses were partially offset by the benefit of $2.0 million and $2.4 million in fiscal 2022 and 2021, respectively, from a Canadian wage subsidy program offered to Canadian businesses impacted by the COVID-19 pandemic.

Architectural Services

(In thousands)	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Net sales	$ 410,627	$ 407,421	$ 358,685	0.8 %	13.6 %
Operating income (loss)	18,140	(22,071)	15,451	*	*
Operating margin	4.4 %	(5.4)%	4.3 %		

* Indicates calculation not meaningful.

Fiscal 2023 Compared to Fiscal 2022. Net sales increased 0.8 percent, or $3.2 million, compared to the prior year, driven by increased volume from executing projects in backlog.

The segment had operating income of $18.1 million and operating margin of 4.4 percent in fiscal 2023, compared to operating loss of $22.1 million and operating margin of (5.4) percent in fiscal 2022. The current year reflects higher costs on legacy Sotawall projects, partially offset by higher volume. The prior year includes the impact of $49.5 million impairment expense, partially offset by benefit of a $2.9 million from a Canadian wage subsidy program offered to Canadian businesses impacted by the COVID-19 pandemic.

As of fiscal 2023 year-end, backlog in the Architectural Services segment was $726.7 million, compared to $664.9 million at the end of the prior year, due to timing of firm orders, signed contracts and a geographic expansion initiative expected to result in revenues in fiscal 2024. We expect approximately 54 percent of the backlog in this segment to be filled during fiscal 2024, with the remainder expected to be filled in fiscal 2025 and beyond; however, the timing of backlog may be impacted by project delays. Backlog, a non-GAAP financial measure, and the implication thereof, is described within the Architectural Framing Systems discussion above.

Fiscal 2022 Compared to Fiscal 2021. Net sales increased 13.6 percent, or $48.7 million, compared to fiscal 2021, driven by increased volume from executing projects in backlog.

The segment had an operating loss of $22.1 million and operating margin of (5.4) percent in fiscal 2022, compared to operating income of $15.5 million and operating margin of 4.3 percent in fiscal 2021, reflecting the impact of the $49.5 million and $17.1 million impairment expense in fiscal 2022 and fiscal 2021, respectively. These expenses were partially offset by improved volume leverage and strong project execution, and the benefit of $2.9 million and $5.0 million in fiscal 2022 and 2021, respectively, from a Canadian wage subsidy program offered to Canadian businesses impacted by the COVID-19 pandemic.

Architectural Glass

(In thousands)	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Net sales	$ 316,554	$ 309,241	$ 330,256	2.4 %	(6.4)%
Operating income	28,610	1,785	18,678	1,502.8 %	(90.4)%
Operating margin	9.0 %	0.6 %	5.7 %		

Fiscal 2023 Compared to Fiscal 2022. Fiscal 2023 net sales increased 2.4 percent, or $7.3 million, over the prior year, primarily driven by improved pricing and mix, more than offsetting lower volume as a result of a fiscal 2022 strategic initiative to exit from two facilities.

Operating margin increased 840 basis points for the fiscal year ended 2023 compared to the prior year period, primarily driven by improved pricing and productivity gains, which more than offset the impact of inflation. The prior year included $27.1 million of restructuring costs, partially offset by $19.5 million gain on sale of a manufacturing facility in Georgia.

Fiscal 2022 Compared to Fiscal 2021. Fiscal 2022 net sales decreased 6.4 percent, or $21.0 million, over fiscal 2021, primarily reflecting lower volume.

Operating margin decreased 510 basis points for the fiscal year ended 2022 compared to fiscal 2021, as a result of $27.1 million of restructuring costs fiscal 2022, as well as the impact of higher material and freight costs from inflation, partially offset by $19.5 million gain on sale of a manufacturing facility in Georgia. Fiscal 2021 also included $7.4 million of income related to a New Markets Tax Credit transaction.

Large-Scale Optical Technologies (LSO)

(In thousands)	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Net sales	$ 104,215	$ 101,673	$ 70,050	2.5 %	45.1 %
Operating income	25,348	23,618	31,203	7.3 %	(24.3)%
Operating margin	24.3 %	23.2 %	44.5 %		

Fiscal 2023 Compared to Fiscal 2022. Fiscal 2023 net sales increased 2.5 percent, or $2.5 million, compared to the prior year, reflecting improved pricing.

Operating margin increased 110 basis points over the prior year reflecting improved pricing.

Fiscal 2022 Compared to Fiscal 2021. Fiscal 2022 net sales increased 45.1 percent, or $31.6 million, compared to fiscal 2021, reflecting a more favorable sales mix, as demand recovered from the impact of COVID in the prior year period. In fiscal 2021, most of the segment's customers and the segment's manufacturing operations were closed for a large part of the first and second quarters to comply with COVID-related government directives.

The segment had operating margin of 23.2 percent in fiscal 2022, compared to operating margin of 44.5 percent in fiscal 2021. This was primarily due to a $19.3 million gain on the sale-leaseback of a building recognized during the third quarter of fiscal 2021, partially offset by the impacts of the temporary shutdown and the related lower volume.

Liquidity and Capital Resources

(In thousands)	2023	2022	2021
Operating Activities			
Net cash provided by operating activities	$ 102,696	$ 100,471	$ 141,863
Investing Activities			
Capital expenditures	(45,177)	(21,841)	(26,165)
Proceeds on sale of property	7,755	30,599	25,108
Net cash (used) provided by investing activities	(27,710)	9,283	(2,147)
Financing Activities			
Borrowings (payments) on line of credit, net	158,014	—	(47,739)
Repayments on debt	(151,000)	(2,000)	(5,400)
Repurchase and retirement of common stock	(74,312)	(100,414)	(32,878)
Dividends paid	(19,670)	(20,266)	(19,601)
Net cash used by financing activities	(91,023)	(120,572)	(107,876)

We rely on cash provided by operations for the Company's material cash requirements, including working capital needs, capital expenditures, satisfaction of contractual commitments (including principal and interest payments on our outstanding indebtedness) and shareholder return through dividend payments and share repurchases.

Operating Activities. Cash provided by operating activities was $102.7 million in fiscal 2023, an increase of $2.2 million from fiscal 2022, primarily driven by higher net earnings, which more than offset increased working capital related to revenue growth and inflation during the current fiscal year.

Investing Activities. Net cash used by investing activities was $27.7 million in fiscal 2023, compared to net cash provided by investing activities of $9.3 million in fiscal 2022. Capital expenditures for the current fiscal year were $45.2 million, compared to $21.8 million in the prior year, as we increased investments in projects to support our growth strategy. The current fiscal year included $7.8 million of proceeds from sale of property, while fiscal 2022 included $30.6 million of proceeds from property sales, primarily related to the sale of our Architectural Glass manufacturing facility in Georgia. Fiscal 2021 included $25.1 million of proceeds from sale of property, primarily related to the sale of an LSO manufacturing facility in Illinois.

Financing Activities. Net cash used by financing activities was $91.0 million in fiscal 2023, compared to $120.6 million in fiscal 2022. In fiscal 2023, we paid dividends totaling $19.7 million and repurchased 1,571,139 shares under our authorized share repurchase program, at a total cost of $74.3 million. We repurchased 2,292,846 shares under the program in fiscal 2022 and 1,177,704 shares under the program in fiscal 2021. We have repurchased a total of 10,996,601 shares, at a total cost of $381.6 million, since the 2004 inception of this program. We have remaining authority to repurchase 1,253,399 shares under this program, which has no expiration date, and we will continue to evaluate making future share repurchases, depending on our cash flow and debt levels, market conditions, and other potential uses of cash.

Additional Liquidity Considerations. We periodically evaluate our liquidity requirements, capital needs and availability of resources in view of inventory levels, expansion plans, and other working capital needs.

As of the end of fiscal 2023, we had a committed revolving credit facility with maximum borrowings of up to $385 million, with a maturity of August 2027, and two Canadian committed, revolving credit facilities totaling $25 million (USD). At February 25, 2023, we had outstanding borrowings under our revolving credit facility of $156.0 million and $1.8 million outstanding under the Canadian committed, revolving credit facilities. We are required to make periodic interest payments on our outstanding indebtedness, and future interest payments will be determined based on the amount of outstanding borrowings and prevailing interest rates during that time.

Our revolving credit facility contains two maintenance financial covenants that require us to stay below a maximum debt-to-EBITDA ratio and maintain a minimum ratio of interest expense-to-EBITDA. Both ratios are computed quarterly, with EBITDA calculated on a rolling four-quarter basis. At February 25, 2023, we were in compliance with both financial covenants.

We acquire the use of certain assets through operating leases, such as property, manufacturing equipment, vehicles and other equipment. Future payments for such leases, excluding leases with initial terms of one year or less, were $48.8 million at February 25, 2023, with $12.5 million payable within the next 12 months. Refer to Note 8 - Leases of the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data for further detail surrounding our lease obligations and the timing of expected future payments.

As of February 25, 2023, we had $241.7 million of open purchase obligations, of which payments totaling $206.9 million are expected to become due within the next 12 months. These purchase obligations primarily relate to raw material commitments.

We expect to make contributions of approximately $0.7 million to our defined-benefit pension plans in fiscal 2024, which will equal or exceed our minimum funding requirements.

As of February 25, 2023, we had reserves of $5.3 million and $0.4 million for long-term unrecognized tax benefits and environmental liabilities, respectively. We are unable to reasonably estimate in which future periods the remaining unrecognized tax benefits will ultimately be settled.

At February 25, 2023, we had ongoing letters of credit of $12.3 million related to industrial revenue bonds, construction contracts and insurance collateral that expire in fiscal 2024 and reduce borrowing capacity under the revolving credit facility.

In addition to the above standby letters of credit, we are required, in the ordinary course of business, to provide surety or performance bonds that commit payments to our customers for any non-performance. At February 25, 2023, $523.0 million of our backlog was bonded by performance bonds with a face value of $1.4 billion. These bonds do not have stated expiration dates, as we are released from the bonds upon completion of the contract. We have not been required to make any payments under these bonds with respect to our existing businesses.

We had total cash and cash equivalents, excluding restricted cash, of $19.9 million, and $216.7 million available under our committed revolving credit facility, at February 25, 2023. Due to our ability to generate strong cash from operations and our borrowing capability under our committed revolving credit facility, we believe that our sources of liquidity will be adequate to meet our short-term and long-term liquidity and capital expenditure needs. In addition, we believe we have the ability to obtain both short-term and long-term debt to meet our financing needs, including additional sources of debt to finance potential material acquisitions for the foreseeable future. We also believe we will be able to operate our business so as to continue to be in compliance with our existing debt covenants over the next fiscal year.

We continually review our portfolio of businesses and their assets and how they support our business strategy and performance objectives. As part of this review, we may acquire other businesses, pursue geographic expansion, take actions to manage capacity and further invest in, divest and/or sell parts of our current businesses.

Outlook

The Company is providing initial guidance for fiscal year 2024, with earnings per diluted share expected in the range of $3.90 to $4.25. Fiscal 2024 will be a 53-week year, with an extra week in the fourth quarter. Including the extra week of operations, the company expects flat to slightly declining revenue compared to fiscal 2023, primarily reflecting expected lower volume in Architectural Services. The company continues to expect a long-term average tax rate of approximately 24.5 percent, and forecasts capital expenditures in fiscal 2024 between $50 to $60 million.

Recently Issued Accounting Pronouncements

See Note 1 of the Notes to Consolidated Financial Statements within Item 8 of this Form 10-K for information pertaining to recently issued accounting pronouncements, incorporated herein by reference.

Critical Accounting Policies and Estimates

Our analysis of operations and financial condition is based on our consolidated financial statements prepared in accordance with U.S. GAAP. Preparation of these consolidated financial statements requires us to make estimates and assumptions affecting the reported amounts of assets and liabilities at the date of the consolidated financial statements, reported amounts of revenues and expenses during the reporting period and related disclosures of contingent assets and liabilities. In developing these estimates and assumptions, a collaborative effort is undertaken involving management across the organization, including finance, sales, project management, quality, risk, legal and tax, as well as outside advisors, such as consultants, engineers, lawyers and actuaries. Our estimates are evaluated on an ongoing basis and are drawn from historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results could differ under other assumptions or circumstances.

We consider the following items in our consolidated financial statements to require significant estimation or judgment.

Revenue recognition

We generate revenue from the design, engineering and fabrication of architectural glass, curtainwall, window, storefront and entrance systems, and from installing those products on commercial buildings. We also manufacture value-added glass and acrylic products. Due to the diverse nature of our operations and various types of contracts with customers, we have businesses that recognize revenue over time and businesses that recognize revenue at a point in time. We believe the most significant areas of estimation and judgment relate to over-time revenue recognition on longer-term contracts.

We have three businesses which operate under long-term, fixed-price contracts, representing approximately 36 percent of our total revenue in fiscal February 25, 2023. The contracts for these businesses have a single, bundled performance obligation, as these businesses generally provide interrelated products and services and integrate these products and services into a combined output specified by the customer. The customer obtains control of this combined output, generally integrated window systems or installed window and curtainwall systems, over time. We measure progress on these contracts following an input method, by comparing total costs incurred to-date to the total estimated costs for the contract, and record that proportion of the total contract price as revenue in the period. Contract costs include materials, labor and other direct costs related to contract performance. We believe this method of recognizing revenue is consistent with our progress in satisfying our contract obligations.

Due to the nature of the work required under these long-term contracts, the estimation of total revenue and costs incurred and remaining to complete on a project is subject to many variables and requires significant judgment. It is common for these contracts to contain potential bonuses or penalties which are generally awarded or charged upon certain project milestones or cost or timing targets, and can be based on customer discretion. We estimate variable consideration at the most likely amount to which we expect to be entitled. We include estimated amounts in the transaction price to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on our assessments of anticipated performance and all information (historical, current and forecasted) that is reasonably available to us.

Long-term contracts are often modified to account for changes in contract specifications and requirements of work to be performed. We consider contract modifications to exist when the modification, generally through a change order, either creates new or changes existing enforceable rights and obligations, and we evaluate these types of modifications to determine whether they may be considered distinct performance obligations. In many cases, these contract modifications are for goods or services that are not distinct from the existing contract, due to the significant integration service provided in the context of the contract. Therefore, these modifications are generally accounted for as part of the existing contract. The effect of a contract modification on the transaction price and our measure of progress is recognized as an adjustment to revenue, generally on a cumulative catch-up basis.

Due to the significant judgments utilized in our revenue recognition on long-term contracts, if subsequent actual results and/or updated assumptions, estimates, or projections were to change from those utilized at February 25, 2023, it could result in a material impact to our results of operations.

Impairment of goodwill and indefinite-lived intangible assets
Goodwill
We evaluate goodwill for impairment annually on the first day in our fiscal fourth quarter, or more frequently if events or changes in circumstances indicate the carrying value of the goodwill may not be recoverable. Evaluating goodwill for impairment involves the determination of the fair value of each reporting unit in which goodwill is recorded using a qualitative or quantitative analysis. A reporting unit is an operating segment or a component of an operating segment for which discrete financial information is available and reviewed by segment management on a regular basis.

At the beginning of the first quarter of fiscal 2023, we began management of the Sotawall and Harmon businesses under the Architectural Services segment in order to create a single, unified offering for larger custom curtainwall projects. In connection with the transition, leadership of our Sotawall and Harmon businesses have been combined to form the Architectural Services reporting unit. We evaluated goodwill on a qualitative basis prior to and subsequent to this change for these reporting units and concluded no adjustment to the carrying value of goodwill was necessary as a result of this change. Concurrent with this change in composition of the operating segments, which was effective at the start of our first quarter of fiscal 2023, goodwill was reallocated to the affected reporting units within each operating segment, using a relative fair value approach as outlined in ASC 350, *Intangibles - Goodwill and Other*. The reporting units for our fiscal 2023 annual impairment test align with reporting segments, with the exception of our Architectural Framing Systems segment. This segment contains two reporting units, Window and Wall Systems and Storefront and Finishing Solutions, which represent $54.5 million and $35.7 million, of the goodwill balance at February 25, 2023, respectively.

For our fiscal 2023 annual impairment test, we elected to bypass the qualitative assessment process and proceed directly to comparing the fair value of each of our reporting units to carrying value, including goodwill. If fair value exceeds the carrying value, goodwill impairment is not indicated. If the carrying amount of a reporting unit is higher than its estimated fair value, the excess is recognized as an impairment expense.

We estimate the fair value of a reporting unit using both the income approach and the market approach. The income approach uses a discounted cash flow methodology that involves significant judgment and projections of future performance. Assumptions about future revenues and future operating expenses, capital expenditures and changes in working capital are based on the annual operating plan and other business plans for each reporting unit. These plans take into consideration numerous factors, including historical experience, current and future operational plans, anticipated future economic conditions and growth expectations for the industries and end markets in which we participate. These projections are discounted using a weighted-average cost of capital, which considers the risk inherent in our projections of future cash flows. We determine the weighted-average cost of capital for this analysis by weighting the required returns on interest-bearing debt and common equity capital in proportion to their estimated percentages in an expected capital structure, using published data where possible. We used discount rates that are commensurate with the risks and uncertainties inherent in the respective businesses and in the internally developed forecasts. The market approach uses a multiple of earnings and revenue based on publicly traded companies.

Based on these analyses, estimated fair value exceeded carrying value at all of our reporting units. The discounted cash flow projections used in these analyses are dependent upon achieving forecasted levels of revenue and profitability. If revenue or profitability were to fall below forecasted levels, or if market conditions were to decline in a material or sustained manner, impairment could be indicated at our reporting units and we could incur non-cash impairment expense that would negatively impact our net earnings. For example, keeping all other assumptions constant, a 100 basis point increase in the weighted average cost of capital would cause the estimated fair values of our reporting units to decrease in the range of $20 million to $45 million. In addition, keeping all other assumptions constant, a 100 basis point reduction in the long-term growth rate would cause the estimated fair values of our reporting units to decrease in the range of $9 million to $20 million. Given the amounts by which the fair value exceeds the carrying value for each of our reporting units, the decreases in estimated fair values described above would not have significantly impacted the results of our impairment tests.

Indefinite-lived intangible assets

We have intangible assets for certain acquired trade names and trademarks which are determined to have indefinite useful lives. We evaluate the reasonableness of the useful lives and test indefinite-lived intangible assets for impairment annually at the same measurement date as goodwill, the first day of our fiscal fourth quarter, or more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. We bypassed a qualitative assessment and performed a quantitative impairment test to compare the fair value of each indefinite-lived intangible asset with its carrying value. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment expense is recognized in an amount equal to that excess. If an impairment expense is recognized, the adjusted carrying amount becomes the asset's new accounting basis.

Fair value is measured using the relief-from-royalty method. This method assumes the trade name or trademark has value to the extent that the owner is relieved of the obligation to pay royalties for the benefits received from the asset. This method requires estimation of future revenue from the related asset, the appropriate royalty rate, and the weighted average cost of capital. The assessment of fair value involves significant judgment and projections about future performance. In the fair value analysis, we assumed discount rates ranging from 13.0 percent to 13.5 percent, a royalty rate of 1.5 percent, and a long-term growth rate of 3.0 percent. Based on our annual analysis, the fair value of each of our trade names and trademarks exceeded the carrying amount, however, for our EFCO tradename, with a carrying value of $23.0 million, the fair value of the tradename did not exceed carrying value by a significant margin. If our discount rate were to increase by 50 basis points, the fair value of this tradename could fall below carrying value, which would indicate impairment.

We continue to conclude that the useful lives of our remaining indefinite-lived intangible assets is appropriate. If future revenue were to fall below forecasted levels or if market conditions were to decline in a material or sustained manner, impairment could be indicated on these indefinite-lived intangible assets.

Reserves for disputes and claims regarding product liability, warranties and other project-related contingencies

We are subject to claims associated with our products and services, principally as a result of disputes with our customers involving the performance or aesthetics of our products, some of which may be covered under our warranty policies. We have in the past and are currently subject to product liability and warranty claims, including certain legal claims related to a commercial sealant product formerly incorporated into our products. We also are subject to project management and installation-related contingencies as a result of our fixed-price material supply and installation service contracts, primarily in our Architectural Services segment and certain of our Architectural Framing Systems businesses. The time period from when a claim is asserted to when it is resolved, either by negotiation, settlement or litigation, can be several years. While we maintain various types of product liability insurance, the insurance policies include significant self-retention of risk in the form of policy deductibles. In addition, certain claims could be determined to be uninsured. We also actively manage the risk of these exposures through contract negotiations and proactive project management.

We reserve estimated exposures on known claims, as well as on a portion of anticipated claims for product warranty and rework costs, based on similar historical product liability claims, as a ratio of sales. We also reserve for estimated exposures on other claims as they are known and reasonably estimable.

Income taxes

We are required to make judgments regarding the potential tax effects of various financial transactions and ongoing operations to estimate our obligation to taxing authorities. These tax obligations include income, real estate, franchise and sales/use taxes. Judgments related to income taxes require the recognition in our financial statements that a tax position is more-likely-than-not to be sustained on audit.

Judgment and estimation is required in developing the provision for income taxes and the reporting of tax-related assets and liabilities and, if necessary, any valuation allowances. The interpretation of tax laws can involve uncertainty, since tax authorities may interpret such laws differently. Actual income tax could vary from estimated amounts and may result in favorable or unfavorable impacts to net income, cash flows and tax-related assets and liabilities. In addition, the effective tax rate may be affected by other changes including the allocation of property, payroll and revenues between states.

We assess the deferred tax assets for recoverability taking into consideration historical and anticipated earnings levels; the reversal of other existing temporary differences; available net operating losses and tax carryforwards; and available tax planning strategies that could be implemented to realize the deferred tax assets. Based on this assessment, management must evaluate the need for, and amount of, a valuation allowance against the deferred tax assets. As facts and circumstances change, adjustment to the valuation allowance may be required.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to ongoing market risk related to changes in interest rates, foreign currency exchange rates and raw material pricing.

Interest Rate Risk

A rise in interest rates could negatively affect the fair value of our fixed income investments, while serving to provide greater long-term return potential on these investments. To manage our direct risk from changes in market interest rates, we actively monitor the interest-sensitive components of our balance sheet, primarily available-for-sale securities, fixed income securities and debt obligations, and maintain a diversified portfolio in order to minimize the impact of changes in interest rates on net earnings and cash flow. We do not hold any financial instruments for trading purposes. We also hedge a portion of the floating interest rate on our long-term line of credit through a floating-to-fixed interest rate swap.

The primary measure of interest rate risk is the simulation of net income under different interest rate environments. If interest rates were to increase or decrease over the next 12 months by 200 basis points, net earnings would be impacted by approximately $0.8 million. Our debt exceeded investments at February 25, 2023, so as interest rates increase, net earnings decrease; as interest rates decrease, net earnings increase.

In addition to the market risk related to interest rate changes on our financial instruments, the commercial construction markets in which our businesses operate are highly affected by changes in interest rates. Increases in interest rates could adversely impact activity in the commercial construction industry and our operating results.

Foreign Currency Exchange Rate Risk

We are subject to market risk due to changes in the value of foreign currencies in relation to our reporting currency, the U.S. dollar.

We have operations in Canada and Brazil, which primarily transact business in local currencies. We manage these operating activities locally. Revenues, costs, assets and liabilities of these operations are generally denominated in local currencies, thereby mitigating some of the risk associated with changes in foreign exchange rates. However, our consolidated financial results are reported in U.S. dollars. Thus, changes in exchange rates between the Canadian dollar and Brazilian Real, versus the U.S. dollar, will impact our reported financial results. From time to time, we enter into forward purchase foreign currency contracts, generally with an original maturity date of less than one year, to hedge foreign currency risk (refer to additional discussion within Note 4 of the Notes to Consolidated Financial Statements). Sales from our domestic operations are generally denominated in U.S. dollars.

Raw Material Pricing Risk

We are subject to market risk exposure related to volatility in the prices of aluminum and lumber, among other raw materials and supplies used in our end products. A significant amount of our cost of sales relates to materials costs. The commodities markets, which include the aluminum industry, are highly cyclical in nature. As a result, commodity costs can be volatile, as we have experienced from time to time during recent fiscal quarters, and may become more volatile in the future. Commodity costs are influenced by numerous factors beyond our control, including general economic conditions, the availability of raw materials, competition, labor costs, freight and transportation costs, production costs, import duties and other trade restrictions.

We principally manage our exposures to the market fluctuations in the aluminum industry through fixed/floating rate swaps and forward purchase agreements. Although we have the ability to purchase aluminum from a number of suppliers, a production cutback by one or more of our current suppliers could create challenges in meeting delivery schedules to our customers. The prices we offer to our customers are also impacted by changes in commodity costs. We manage the alignment of the cost of our raw materials and the prices offered to customers, and attempt to pass changes to raw material costs through to our customers. To improve our management of commodity costs, we attempt to maintain inventory levels not in excess of our production requirements.

We cannot accurately calculate the pre-tax impact a one percent change in the commodity costs of aluminum and/or lumber would have on our fiscal 2024 operating results, as the change in commodity costs would both impact the cost to purchase materials and the selling prices we offer our customers. The impact to our operating results would significantly depend on the competitive environment and the costs of other alternative products, which could impact our ability to pass commodities costs to our customers.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Annual Report on Internal Control over Financial Reporting

Management of Apogee Enterprises, Inc. and its subsidiaries (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) of the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of February 25, 2023, using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework (2013)*. The Company's management believes that, as of February 25, 2023, the Company's internal control over financial reporting was effective based on those criteria.

Following this report are reports from the Company's independent registered public accounting firm, Deloitte & Touche LLP, on the Company's consolidated financial statements and on the effectiveness of the Company's internal control over financial reporting as of February 25, 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of
Apogee Enterprises, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Apogee Enterprises, Inc. and subsidiaries (the "Company") as of February 25, 2023 and February 26, 2022, and the related consolidated results of operations, statements of comprehensive earnings, cash flows, and shareholders' equity, for each of the three years in the period ended February 25, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 25, 2023 and February 26, 2022, and the results of its operations and its cash flows for each of the three years in the period ended February 25, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of February 25, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 21, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Net Sales — Revenue Recognition for Long-Term Contracts in the Architectural Services Segment — Refer to Notes 1, 2, and 15 to the consolidated financial statements

The Architectural Services segment, which provides building glass and curtainwall installation services and operates under long-term, fixed-price contracts, accounted for approximately $410.6 million, or 29 percent of total net sales for the year ended February 25, 2023. The contracts for this business typically have a single, bundled performance obligation, as the business generally provides interrelated services and integrates these services into a combined output specified by the customer. The customer obtains control of this combined output, generally installed window and curtainwall systems, over time. The Company measures progress on these contracts following an input method, by comparing total costs incurred to-date to the total estimated costs for the contract and recording that proportion of the total contract price as revenue.

Given the judgments necessary to estimate total costs and profit for the contract performance obligations used to recognize revenue for long-term, fixed-price contracts in the Architectural Services segment, auditing such estimates required extensive audit effort due to the complexity of long-term contracts and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimates of total costs and profit for the contract performance obligations used to recognize revenue for certain long-term contracts in the Architectural Services segment included, but were not limited to the following:

- We tested the effectiveness of controls over long-term contract revenue in the Architectural Services segment, including those over the estimates of total costs and profit for performance obligations.
- We developed an expectation of the amount of total long-term contract revenue in the Architectural Services segment based on prior year margins applied to cost of sales in the current year and compared our expectation to the amount of long-term contract revenue ultimately recorded by management.
- We evaluated management's ability to estimate total costs and profit by comparing actual costs and profit to management's historical estimates for performance obligations that have been fulfilled.
- We selected a sample of long-term contracts from the Architectural Services segment contract portfolio and performed the following procedures:
  - Evaluated whether the long-term contracts were properly included in management's calculation of long-term contract revenue based on the terms and conditions of each contract, including whether continuous transfer of control to the customer occurred as progress was made toward fulfillment of the performance obligations.
  - Compared the transaction prices to the consideration expected to be received based on current rights and obligations under the long-term contracts and any modifications that were agreed upon with the customers.
  - Tested management's identification of distinct performance obligations by evaluating whether the underlying services are highly interdependent and interrelated.
  - Tested the accuracy and completeness of the costs incurred to date for the performance obligations.
  - We tested the mathematical accuracy of management's calculation of long-term contract revenue for the performance obligation.
  - Evaluated the estimates of total cost and profit for the performance obligations by:
    - Comparing costs incurred to date to the costs management estimated to be incurred to date.
    - Evaluating management's ability to achieve the estimates of total cost and profit by performing corroborating inquiries with the Company's project managers and engineers, and comparing the estimates to management's work plans, engineering specifications, and supplier contracts.
    - Comparing management's estimates for the selected contracts to costs and profit of similar performance obligations, when applicable.

Goodwill and Intangible Assets — Window and Wall Systems Reporting Unit and EFCO Trade Name Indefinite-Lived Intangible Asset — Refer to Notes 1 and 6 to the consolidated financial statements

The Company's evaluation of goodwill and indefinite-lived intangible assets for impairment involves the comparison of the fair value of each reporting unit or indefinite-lived intangible asset to its carrying value. The Company estimates the fair value of its reporting units using both the income approach and the market approach and estimates the fair value of its indefinite-lived trade name intangible assets using the relief-from-royalty method. The determination of fair value involves significant judgment and projections of future performance, including future revenues, future operating expenses, discount rates, and royalty rates. Changes in these assumptions could have a significant impact on either the fair value, the amount of any impairment charge, or both. The Company's goodwill balance was $129.0 million as of February 25, 2023, of which $54.5 million relates to the Window and Wall Systems reporting unit. The Company's indefinite-lived intangible assets balance was $26.9 million as of February 25, 2023, of which $23.0 million relates to the EFCO trade name indefinite-lived intangible asset. The fair values exceeded their carrying values as of the measurement date and, therefore, no impairment was identified.

Given the significant judgments made by management to estimate the fair values of the Window and Wall Systems reporting unit and the EFCO trade name indefinite-lived intangible asset, performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to selection of future revenues, future operating expenses, discount rates, and royalty rates required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to future revenues, future operating expenses, discount rates, and royalty rates used by management to estimate the fair values included the following, among others:

- We tested the effectiveness of controls over management's goodwill and indefinite-lived intangible assets impairment evaluation, including those over the determination of the fair value, such as controls related to management's selection of future revenues, future operating expenses, discount rates, and royalty rates.
- With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology, (2) discount rates, and (3) royalty rates, including testing the source information underlying the determination of the valuation assumptions, testing the mathematical accuracy of the calculation, and developing a range of independent estimates and

comparing those to the valuation assumptions selected by management.
- We evaluated the reasonableness of management's forecasts by comparing the forecasts to (1) historical results, (2) internal communications to management and the Board of Directors, (3) industry information, and (4) forecasted information included in Company press releases, as well as in analyst and industry reports of the Company.
- We evaluated management's ability to accurately forecast future revenue and future operating expenses by comparing actual results to management's historical forecasts.
- We evaluated the allocation of the Company's estimated fair value to its reporting units and the comparison of the Company's estimated fair value to its market capitalization.

/s/ Deloitte & Touche LLP

Minneapolis, MN
April 21, 2023

We have served as the Company's auditor since fiscal 2003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of
Apogee Enterprises, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Apogee Enterprises, Inc. and subsidiaries (the "Company") as of February 25, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 25, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended February 25, 2023, of the Company and our report dated April 21, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Minneapolis, MN
April 21, 2023

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)		February 25, 2023		February 26, 2022
Assets				
Current assets				
Cash and cash equivalents	$	19,924	$	37,583
Restricted cash		1,549		—
Receivables, net		223,101		168,592
Inventories		78,441		80,494
Costs and earnings on contracts in excess of billings		33,569		30,403
Other current assets		26,517		20,820
Total current assets		383,101		337,892
Property, plant and equipment, net		248,867		249,995
Operating lease right-of-use assets		41,354		47,912
Goodwill		129,026		130,102
Intangible assets		67,375		72,481
Other non-current assets		45,642		49,481
Total assets	$	915,365	$	887,863
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable	$	86,549	$	92,104
Accrued payroll and related benefits		51,651		50,977
Billings in excess of costs and earnings on uncompleted contracts		25,595		8,659
Operating lease liabilities		11,806		12,744
Current portion long-term debt		—		1,000
Other current liabilities		66,948		67,462
Total current liabilities		242,549		232,946
Long-term debt		169,837		162,000
Non-current operating lease liabilities		33,072		39,591
Non-current self-insurance reserves		29,316		22,544
Other non-current liabilities		44,183		44,583
Commitments and contingent liabilities (Note 10)				
Shareholders' equity				
Common stock of $0.33-1/3 par value; authorized 50,000,000 shares; issued and outstanding 22,224,299 and 23,701,491 shares, respectively		7,408		7,901
Additional paid-in capital		146,816		149,713
Retained earnings		273,740		254,825
Accumulated other comprehensive loss		(31,556)		(26,240)
Total shareholders' equity		396,408		386,199
Total liabilities and shareholders' equity	$	915,365	$	887,863

See accompanying notes to consolidated financial statements.

CONSOLIDATED RESULTS OF OPERATIONS

		Year-Ended		
(In thousands, except per share data)		**February 25, 2023**	**February 26, 2022**	**February 27, 2021**
Net sales	$	1,440,696	$ 1,313,977	$ 1,230,774
Cost of sales		1,105,423	1,039,816	955,084
Gross profit		335,273	274,161	275,690
Selling, general and administrative expenses		209,485	202,643	180,094
Impairment expense on goodwill and intangible assets		—	49,473	70,069
Operating income		125,788	22,045	25,527
Interest expense, net		7,660	3,767	4,408
Other expense (income), net		1,507	4,409	(1,492)
Earnings before income taxes		116,621	13,869	22,611
Income tax expense		12,514	10,383	7,175
Net earnings	$	104,107	$ 3,486	$ 15,436
Earnings per share - basic	$	4.73	$ 0.14	$ 0.59
Earnings per share - diluted	$	4.64	$ 0.14	$ 0.59
Weighted average basic shares outstanding		22,007	24,920	25,955
Weighted average diluted shares outstanding		22,416	25,292	26,304

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

	Year-Ended		
(In thousands)	**February 25, 2023**	**February 26, 2022**	**February 27, 2021**
Net earnings	$ 104,107	$ 3,486	$ 15,436
Other comprehensive (loss) earnings:			
Unrealized (loss) gain on marketable securities, net of $(131), $(96) and $22 of tax (benefit) expense, respectively	(492)	(360)	80
Unrealized (loss) gain on derivative instruments, net of $(672), $633 and $450 of tax (benefit) expense, respectively	(2,205)	2,074	1,475
Unrealized gain on pension obligation, net of $222, $117 and $32 of tax expense, respectively	726	382	105
Foreign currency translation adjustments	(3,345)	(309)	4,375
Other comprehensive (loss) earnings	(5,316)	1,787	6,035
Total comprehensive earnings	$ 98,791	$ 5,273	$ 21,471

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year-Ended	
(In thousands)	February 25, 2023	February 26, 2022	February 27, 2021
Operating Activities			
Net earnings	$ 104,107	$ 3,486	$ 15,436
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	42,403	49,993	51,440
Share-based compensation	8,656	6,293	8,573
Deferred income taxes	(7,185)	(7,956)	(6,460)
Asset impairment	—	21,497	1,400
Gain on disposal of assets	(3,815)	(20,987)	(20,044)
Impairment expense on goodwill and intangible assets	—	49,473	70,069
Proceeds from New Markets Tax Credit transaction, net of deferred costs	18,390	—	—
Settlement of New Markets Tax Credit transaction	(19,523)	—	—
Noncash lease expense	11,878	12,418	12,235
Other, net	5,399	(1,272)	(2,088)
Changes in operating assets and liabilities:			
Receivables	(58,839)	7,521	21,630
Inventories	1,731	(7,706)	(1,440)
Costs and earnings on contracts in excess of billings	(3,212)	(897)	44,183
Accounts payable and accrued expenses	10,206	3,348	(32,591)
Billings in excess of costs and earnings on uncompleted contracts	17,467	(14,288)	(10,351)
Refundable and accrued income taxes	(6,976)	11,017	2,652
Operating lease liability	(12,149)	(12,720)	(11,513)
Other, net	(5,842)	1,251	(1,268)
Net cash provided by operating activities	102,696	100,471	141,863
Investing Activities			
Capital expenditures	(45,177)	(21,841)	(26,165)
Proceeds from sales of property, plant and equipment	7,755	30,599	25,108
Purchases of marketable securities	—	(1,038)	(3,747)
Sales/maturities of marketable securities	9,712	1,563	2,657
Net cash (used) provided by investing activities	(27,710)	9,283	(2,147)
Financing Activities			
Borrowings on line of credit	485,879	—	198,601
Repayment on debt	(151,000)	(2,000)	(5,400)
Payments on line of credit	(327,865)	—	(246,340)
Proceeds from exercise of stock options	—	4,115	1,456
Repurchase and retirement of common stock	(74,312)	(100,414)	(32,878)
Dividends paid	(19,670)	(20,266)	(19,601)
Other, net	(4,055)	(2,007)	(3,714)
Net cash used by financing activities	(91,023)	(120,572)	(107,876)
(Decrease) increase in cash, cash equivalents and restricted cash	(16,037)	(10,818)	31,840
Effect of exchange rates on cash	(73)	1,124	485
Cash, cash equivalents and restricted cash at beginning of year	37,583	47,277	14,952
Cash, cash equivalents and restricted cash at end of period	$ 21,473	$ 37,583	$ 47,277
Noncash Activity			
Capital expenditures in accounts payable	$ 2,909	$ 2,326	$ 1,101

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(In thousands, except per share data)	Common Shares Outstanding	Common Stock		Additional Paid-In Capital		Retained Earnings		Accumulated Other Comprehensive (Loss) Income		Total Shareholders' Equity
Balance at February 29, 2020	**26,443**	**$**	**8,814**	**$**	**154,016**	**$**	**388,010**	**$**	**(34,062)**	**$**	**516,778**
Net earnings	—		—		—		15,436		—		15,436
Unrealized gain on marketable securities, net of $22 tax expense	—		—		—		—		80		80
Unrealized gain on derivative instruments, net of $450 tax expense	—		—		—		—		1,475		1,475
Unrealized gain on pension obligation, net of $32 tax expense	—		—		—		—		105		105
Foreign currency translation adjustments	—		—		—		—		4,375		4,375
Issuance of stock, net of cancellations	432		145		(1,212)		1,174		—		107
Share-based compensation	—		—		8,573		—		—		8,573
Share repurchases	(1,177)		(393)		(7,144)		(25,341)		—		(32,878)
Other share retirements	(111)		(37)		(689)		(2,435)		—		(3,161)
Cash dividends ($0.7625 per share)	—		—		—		(19,601)		—		(19,601)
Balance at February 27, 2021	**25,714**	**$**	**8,571**	**$**	**154,958**	**$**	**357,243**	**$**	**(28,027)**	**$**	**492,745**
Net earnings	—		—		—		3,486		—		3,486
Unrealized loss on marketable securities, net of $96 tax benefit	—		—		—		—		(360)		(360)
Unrealized gain on derivative instruments, net of $633 tax expense	—		—		—		—		2,074		2,074
Unrealized gain on pension obligation, net of $117 tax expense	—		—		—		—		382		382
Foreign currency translation adjustments	—		—		—		—		(309)		(309)
Issuance of stock, net of cancellations	172		57		(190)		221		—		88
Share-based compensation	—		—		6,293		—		—		6,293
Exercise of stock options	179		60		4,055		—		—		4,115
Share repurchases	(2,309)		(769)		(15,055)		(84,590)		—		(100,414)
Other share retirements	(55)		(18)		(348)		(1,269)		—		(1,635)
Cash dividends ($0.8200 per share)	—		—		—		(20,266)		—		(20,266)
Balance at February 26, 2022	**23,701**	**$**	**7,901**	**$**	**149,713**	**$**	**254,825**	**$**	**(26,240)**	**$**	**386,199**
Net earnings	—		—		—		104,107		—		104,107
Unrealized loss on marketable securities, net of $131 tax benefit	—		—		—		—		(492)		(492)
Unrealized loss on derivative instruments, net of $672 tax benefit	—		—		—		—		(2,205)		(2,205)
Unrealized gain on pension obligation, net of $222 tax expense	—		—		—		—		726		726
Foreign currency translation adjustments	—		—		—		—		(3,345)		(3,345)
Issuance of stock, net of cancellations	113		37		153		35		—		225
Share-based compensation	—		—		8,656		—		—		8,656
Exercise of stock options	36		12		(954)		—		—		(942)
Share repurchases	(1,571)		(524)		(10,350)		(63,438)		—		(74,312)
Other share retirements	(55)		(18)		(402)		(2,119)		—		(2,539)
Cash dividends ($0.9000 per share)	—		—		—		(19,670)		—		(19,670)
Balance at February 25, 2023	**22,224**	**$**	**7,408**	**$**	**146,816**	**$**	**273,740**	**$**	**(31,556)**	**$**	**396,408**

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies and Related Data

Basis of consolidation

The consolidated financial statements include the balances of Apogee Enterprises, Inc. and its subsidiaries (Apogee, we, us, our or the Company) after elimination of intercompany balances and transactions. We consolidate variable interest entities related to our New Market Tax Credit transactions as it has been determined that the Company is the primary beneficiary of those entities' operations (refer to Note 10 for more information).

Fiscal year

Our fiscal year ends on the Saturday closest to the last day of February, or as determined by the Board of Directors. Fiscal 2023, 2022 and 2021 each consisted of 52 weeks.

Accounting estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ significantly from those estimates.

Reclassifications

Certain reclassifications of amounts previously reported have been made to the accompanying consolidated statements of cash flows and notes to consolidated financial statements to conform to current year presentation. These reclassifications had no impact on reported net income, cash flows, total assets and liabilities.

Cash equivalents

Highly liquid investments with an original maturity of three months or less are included in cash equivalents and are stated at cost, which approximates fair value.

Restricted Cash

Cash held that is specifically dedicated to fund each capital project related to our New Markets Tax Credit transactions.

Marketable securities

To the extent the amortized cost basis of the available-for-sale securities exceeds the fair value, the Company assesses the debt securities for credit loss. When assessing the risk of credit loss, the Company considers factors such as the severity and the reason of the decline in value, such as any changes to the rating of the security by a rating agency or other adverse conditions specifically related to the security, and management's intended holding period and time horizon for selling. During fiscal 2023, 2022, and 2021, the Company did not recognize any credit losses related to its available-for-sale securities. Further, as of February 25, 2023 and February 26, 2022, the Company did not record an allowance for credit losses related to its available-for-sale securities. Marketable securities are included in other current and non-current assets on the consolidated balance sheets and gross realized gains and losses are included in other expense (income), net in our consolidated results of operations.

Inventories

Inventories, which consist primarily of purchased glass and aluminum, are valued at lower of cost or market using the first-in, first-out (FIFO) method.

Property, plant and equipment

Property, plant and equipment (PP&E) is recorded at cost. Significant improvements and renewals that extend the useful life of the asset are capitalized. Repairs and maintenance are charged to expense as incurred. When an asset is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any related gains or losses are included in selling, general and administrative expenses. Long-lived assets to be held and used, such as PP&E, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Depreciation is computed on a straight-line basis, based on estimated useful lives of 10 to 25 years for buildings and improvements; 3 to 10 years for machinery and equipment; and 3 to 7 years for office equipment and furniture.

Impairment of long-lived assets

Long-lived assets or asset groups, including finite-lived intangible assets subject to amortization and property and equipment, are reviewed for impairment whenever events or changes in circumstances such as asset utilization, physical change, legal factors or other matters indicate that the carrying value of those assets may not be recoverable. When this review indicates the carrying value of an asset or asset group exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group, an asset impairment expense is recognized in earnings in the period such a determination is made. The amount of the impairment expense recorded is the amount by which the carrying value of the impaired asset or asset group exceeds its fair value based on discounted cash flows.

During the third quarter of fiscal 2022, an impairment of $3.0 million was recognized within other (expense) income within the consolidated results of operations related to a minority equity investment held by the Company. This represents a write-down of the entire investment in the other company.

During the fourth quarter of fiscal 2022, based on the finalization of our plans for integrating the Sotawall business into the Architectural Services segment, which was effective beginning in fiscal 2023, we determined that the finite-lived intangible assets were impaired as of February 26, 2022. As such, a long-lived asset impairment charge of $36.7 million in finite-lived intangible assets was recognized in the fourth quarter of fiscal year 2022 within the Architectural Framing Systems segment. As a result of restructuring plans announced during the second quarter of fiscal 2022, asset impairments on property plant and equipment and leases in the amount of $21.5 million were recorded for the year ended February 26, 2022.

Goodwill and intangible assets
Goodwill
Goodwill represents the excess of the cost over the net tangible and identified intangible assets of acquired businesses. We evaluate goodwill for impairment annually on the first day in our fiscal fourth quarter, or more frequently if events or changes in circumstances indicate the carrying value of the goodwill may not be recoverable.

Evaluating goodwill for impairment involves the determination of the fair value of each reporting unit in which goodwill is recorded using a qualitative or quantitative analysis. A reporting unit is an operating segment or a component of an operating segment for which discrete financial information is available and reviewed by segment management on a regular basis. At the beginning of the first quarter of fiscal 2023, we began management of the Sotawall and Harmon businesses under the Architectural Services segment in order to create a single, unified offering for larger custom curtainwall projects. In connection with the transition, leadership of our Sotawall and Harmon businesses was combined to form the Architectural Services reporting unit. We evaluated goodwill on a qualitative basis prior to and subsequent to this change for these reporting units and concluded no adjustment to the carrying value of goodwill was necessary as a result of this change. Concurrent with this change in composition of the operating segments effective at the start of our first quarter of fiscal 2023, goodwill was reallocated to the affected reporting units within each operating segment, using a relative fair value approach as outlined in ASC 350, *Intangibles - Goodwill and Other*. The reporting units for our fiscal 2023 annual impairment test align with reporting segments, with the exception of our Architectural Framing Systems segment. This segment contains two reporting units, Window and Wall Systems and Storefront and Finishing Solutions, which represent $54.5 million and $35.7 million, of the goodwill balance at February 25, 2023, respectively.

We estimate the fair value of a reporting unit using both the income approach and the market approach. The income approach uses a discounted cash flow methodology that involves significant judgment and projections of future performance. Assumptions about future revenues and future operating expenses, capital expenditures and changes in working capital are based on the annual operating plan and other business plans for each reporting unit. These plans take into consideration numerous factors, including historical experience, current and future operational plans, anticipated future economic conditions and growth expectations for the industries and end markets in which we participate. These projections are discounted using a weighted-average cost of capital, which considers the risk inherent in our projections of future cash flows. We determine the weighted-average cost of capital for this analysis by weighting the required returns on interest bearing debt and common equity capital in proportion to their estimated percentages in an expected capital structure, using published data where possible. We used discount rates that are commensurate with the risks and uncertainties inherent in the respective businesses and in the internally developed forecasts. The market approach uses a multiple of earnings and revenue based on guidelines for publicly traded companies.

Intangible assets
We have intangible assets for certain acquired trade names and trademarks which are determined to have indefinite useful lives. We test indefinite-lived intangible assets for impairment annually at the same measurement date as goodwill, the first day of our fiscal fourth quarter, or more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment expense is recognized in an amount equal to that excess. If an impairment expense is recognized, the adjusted carrying amount becomes the asset's new accounting basis.

Fair value of indefinite-lived intangible assets is measured using the relief-from-royalty method. This method assumes the trade name or trademark has value to the extent that the owner is relieved of the obligation to pay royalties for the benefits received from the asset.

This method requires estimation of future revenue from the related asset, the appropriate royalty rate, and the weighted average cost of capital. The assessment of fair value involves significant judgment and projections about future performance.

Finite-lived intangible assets are amortized based on estimated useful lives ranging from 18 months to 30 years and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The estimated useful lives of all intangible assets are reviewed annually, and we have determined that the remaining lives were appropriate.

Leases
We have commercially negotiated leases where we recognize a right-of-use asset and lease liability on our consolidated balance sheet at lease commencement for leases with terms greater than twelve months. The initial lease liability is recognized at the present value of remaining lease payments over the lease term. Leases with an initial term of twelve months or less are not recorded on our consolidated balance sheet. We recognize lease expense for operating leases on a straight-line basis over the lease term. We combine lease and non-lease components, such as common area maintenance costs, in calculating the related asset and lease liabilities for all underlying asset groups. Refer to additional information in Note 8.

Self-Insurance
We obtain commercial insurance to provide coverage for potential losses in areas such as employment practices, workers' compensation, directors and officers, automobile, architect's and engineer's errors and omissions, product rework and general liability. A substantial portion of this risk is retained on a self-insured basis through our wholly-owned insurance subsidiary. We establish a reserve for estimated ultimate losses on reported claims and those incurred but not yet reported utilizing actuarial projections. Reserves are classified within other current liabilities or non-current self-insurance reserves based on expectations of when the estimated loss will be paid.

Additionally, we maintain a self-insurance reserve for health insurance programs offered to eligible employees, included within other current liabilities on the consolidated balance sheets. The reserve includes an estimate for losses on reported claims as well as for amounts incurred but not yet reported, based on historical trends.

Warranty and project-related contingencies
We are subject to claims associated with our products and services, principally as a result of disputes with our customers involving the performance or aesthetics of our architectural products and services. We reserve estimated exposures on known claims, as well as on a portion of anticipated claims for product warranty and rework costs, based on historical product liability claims as a ratio of sales. We also reserve for estimated exposures on other claims as they are known and reasonably estimable. Reserves are included in other current and non-current liabilities based on the estimated timing of dispute resolution.

Foreign currency
Local currencies are considered the functional currencies for our subsidiaries outside of the United States. Assets and liabilities of these subsidiaries are translated at the exchange rates at the balance sheet date. Income and expense items are translated using average monthly exchange rates. Translation adjustments are included in accumulated other comprehensive loss in the consolidated balance sheets.

Derivatives and hedging activities
We are exposed to, among other risks, the impact of changes in aluminum prices, foreign currency exchange rates, and interest rates in the normal course of business. In order to manage the exposure and volatility arising from these risks, we utilize derivative financial instruments to offset a portion of these risks. We use derivative financial instruments only to the extent necessary to hedge identified business risks, and do not hold or issue derivative financial instruments for trading purposes and are not a party to leveraged derivatives.

All derivative instruments within the scope of ASC 815, *Derivatives and Hedging*, are recorded as either assets or liabilities at fair value on the consolidated balance sheets. All hedging instruments that qualify for hedge accounting are designated and effective as hedges with changes recognized in other comprehensive earnings (loss). Instruments that do not qualify for hedge accounting are marked to market with changes recognized in current earnings. Cash flows from derivative instruments are classified in the statements of cash flows in the same category as the cash flows from the items subject to designated hedge or undesignated (economic) hedge relationships. Please refer to Note 4 for further disclosure on derivatives.

Revenue recognition

Our significant accounting policy for revenue recognition follows ASC 606, *Revenue from Contracts with Customers*. We generate revenue from the design, engineering and fabrication of architectural glass, curtainwall, window, storefront and entrance systems, and from installing those products on commercial buildings. We also manufacture value-added glass and acrylic products. Due to the diverse nature of our operations and various types of contracts with customers, we have businesses that recognize revenue over time and businesses that recognize revenue at a point in time.

During fiscal 2023, approximately 45 percent of our total revenue is recognized at the time products are shipped from our manufacturing facilities, which is when control is transferred to our customer, consistent with past practices. These businesses do not generate contract-related assets or liabilities. Variable consideration associated with these contracts and orders, generally related to early pay discounts or volume rebates, is not considered significant.

We also have three businesses which operate under long-term, fixed-price contracts, representing approximately 36 percent of our total revenue in the current year. The contracts for these businesses have a single, bundled performance obligation, as these businesses generally provide interrelated products and services and integrate these products and services into a combined output specified by the customer. The customer obtains control of this combined output, generally integrated window systems or installed window and curtainwall systems, over time. We measure progress on these contracts following an input method, by comparing total costs incurred to-date to the total estimated costs for the contract, and record that proportion of the total contract price as revenue in the period. Contract costs include materials, labor and other direct costs related to contract performance. We believe this method of recognizing revenue is consistent with our progress in satisfying our contract obligations.

Due to the nature of the work required under these long-term contracts, the estimation of total revenue and costs incurred throughout a project is subject to many variables and requires significant judgment. It is common for these contracts to contain potential bonuses or penalties which are generally awarded or charged upon certain project milestones or cost or timing targets, and these can be based on customer discretion. We estimate variable consideration at the most likely amount to which we expect to be entitled. We include estimated amounts in the transaction price to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on our assessments of anticipated performance and all information (historical, current and forecasted) that is reasonably available to us.

Long-term contracts are often modified to account for changes in contract specifications and requirements of work to be performed. We consider contract modifications to exist when the modification, generally through a change order, either creates new or changes existing enforceable rights and obligations, and we evaluate these types of modifications to determine whether they may be considered distinct performance obligations. In most cases, these contract modifications are for goods or services that are not distinct from the existing contract, due to the significant integration service provided in the context of the contract. Therefore, these modifications are accounted for as part of the existing contract. The effect of a contract modification on the transaction price and our measure of progress is recognized as an adjustment to revenue, generally on a cumulative catch-up basis.

Typically, under these fixed-price contracts, we bill our customers following an agreed-upon schedule based on work performed. Because the progress billings do not generally correspond to our measurement of revenue on a contract, we generate contract assets when we have recognized revenue in excess of the amount billed to the customer. We generate contract liabilities when we have billed the customer in excess of revenue recognized on a contract.

Finally, we have one business, making up approximately 19 percent of our total revenue in the current year, that recognizes revenue following an over-time output method based upon units produced. The customer is considered to have control over the products at the time of production, as the products are highly customized with no alternative use, and we have an enforceable right to payment for performance completed over the production period. We believe this over-time output method of recognizing revenue reasonably depicts the fulfillment of our performance obligations under our contracts. Billings still occur upon shipment. Therefore, contract assets are generated for the unbilled amounts on contracts when production is complete. Variable consideration associated with these orders, generally related to early pay discounts, is not considered significant.

Additionally, we have made the following policy elections associated with revenue recognition:
- We account for shipping and handling activities that occur after control of the related goods transfers to the customer as fulfillment activities, instead of assessing such activities as performance obligations.

- We exclude from the transaction price all sales taxes related to revenue-producing transactions that are collected from the customer for a government authority. We are considered a pass-through conduit for collecting and remitting sales taxes.
- We generally expense incremental costs of obtaining a contract when incurred because the amortization period would be less than one year. These costs primarily relate to sales commissions and are included in selling, general and administrative expenses.
- We do not adjust contract price for a significant financing component, as we expect the period between when our goods and services are transferred to the customer and when the customer pays for those goods and services to be less than a year.

Shipping and handling

Amounts billed to a customer in a sales transaction related to shipping and handling are reported as revenue. Costs we incur for shipping and handling are reported as cost of sales.

Restructuring

During the second quarter of fiscal 2022, we announced plans to realign and simplify our business structure which resulted in the closure of two facilities within the Architectural Glass segment, in Dallas, Texas and Statesboro, Georgia. These closures were made in order to concentrate this segment on premium, high-performance products. Additionally, employee termination costs were incurred related to these facility closures, realignment of the Architectural Framing Systems segment, and within the Corporate office. During the first quarter of fiscal 2023, we completed the execution of these plans with the sale of the remaining manufacturing assets at our Architectural Glass location, in Dallas, Texas. Refer to additional information in Note 16.

Research and development

Research and development activities include the development of new products, the modification of existing product designs, and research related to process improvements. Our research and development expenses were $25.5 million, $17.3 million and $15.3 million for fiscal 2023, 2022 and 2021, respectively. These costs are expensed as incurred.

Advertising

Advertising costs are expensed as incurred within selling, general and administrative expenses, and were $1.2 million in fiscal 2023, $1.2 million in fiscal 2022 and $1.1 million in fiscal 2021.

Income taxes

The Company recognizes deferred tax assets and liabilities based upon the future tax consequences of temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. See Note 13 for additional information regarding income taxes.

Subsequent events

We have evaluated subsequent events for potential recognition and disclosure through the date of this filing and determined that there were no subsequent events that required recognition or disclosure in the consolidated financial statements.

Adoption of new accounting standards

At the beginning of fiscal 2022, we adopted the guidance in ASU 2019-12, Income Taxes (Topic 740): *Simplifying the Accounting for Income Taxes*. The amendments in this ASU removed exceptions on intra-period tax allocations and reporting and provided simplification on accounting for franchise taxes, tax basis goodwill and tax law changes. The adoption of this ASU did not have a significant impact on the consolidated financial statements.

At the beginning of fiscal 2022, we adopted the guidance in ASU 2020-04, Reference Rate Reform (Topic 848): *Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. The amendments in this ASU apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The adoption of this ASU did not have a significant impact on the consolidated financial statements.

2. Revenue, Receivables and Contract Assets and Liabilities

Revenue
The following table disaggregates total revenue by timing of recognition (see Note 15 for disclosure of revenue by segment):

(In thousands)	February 25, 2023	February 26, 2022	February 27, 2021
Recognized at shipment	$ 649,792	$ 551,783	$ 504,583
Recognized over time	790,904	762,194	726,191
Total	$ 1,440,696	$ 1,313,977	$ 1,230,774

Receivables
Receivables reflected in the financial statements represent the net amount expected to be collected. An allowance for credit losses is established based on expected losses. Expected losses are estimated by reviewing individual accounts, considering aging, financial condition of the debtor, recent payment history, current and forecast economic conditions and other relevant factors. Upon billing, aging of receivables is monitored until collection. An account is considered current when it is within agreed upon payment terms. An account is written off when it is determined that the asset is no longer collectible. Retainage on construction contracts represents amounts withheld by our customers on long-term projects until the project reaches a level of completion where amounts are released.

(In thousands)	2023	2022
Trade accounts	$ 140,732	$ 129,085
Construction contracts	58,331	12,857
Contract retainage	25,834	28,782
Total receivables	224,897	170,724
Less: allowance for credit losses	1,796	2,132
Receivables, net	$ 223,101	$ 168,592

The following table summarizes the activity in the allowance for credit losses:

(In thousands)	2023	2022
Beginning balance	$ 2,132	$ 1,947
Additions charged to costs and expenses	394	729
Deductions from allowance, net of recoveries	(686)	(514)
Other deductions	(44)	(30)
Ending balance	$ 1,796	$ 2,132

Contract assets and liabilities
Contract assets consist of retainage, costs and earnings in excess of billings and other unbilled amounts typically generated when revenue recognized exceeds the amount billed to the customer. Contract liabilities consist of billings in excess of costs and earnings and other deferred revenue on contracts. Retainage is classified within receivables and deferred revenue is classified within other current liabilities on our consolidated balance sheets.

The time period between when performance obligations are complete and when payment is due is not significant. In certain of our businesses that recognize revenue over time, progress billings follow an agreed-upon schedule of values, and retainage is withheld by the customer until the project reaches a level of completion where amounts are released.

(In thousands)	February 25, 2023	February 26, 2022
Contract assets	$ 59,403	$ 59,185
Contract liabilities	28,011	11,373

The change in contract assets and contract liabilities was due to timing of project activity from businesses that operate under long-term contracts.

Other contract-related disclosures

(In thousands)		**February 25, 2023**		**February 26, 2022**
Revenue recognized related to contract liabilities from prior year-end	$	37,594	$	19,747
Revenue recognized related to prior satisfaction of performance obligations		16,612		22,461

Some of our contracts have an expected duration of longer than a year, with performance obligations extending over that timeframe. Generally these contracts are in our businesses with long-term contracts which recognize revenue over time. As of February 25, 2023, the transaction price associated with unsatisfied performance obligations was approximately $835.8 million. The performance obligations are expected to be satisfied, and the corresponding revenue to be recognized, over the following estimated time periods:

(In thousands)		**February 25, 2023**
Within one year	$	487,217
Within two years		263,609
Beyond two years		84,990
Total	$	835,816

3. Supplemental Balance Sheet Information

Inventories

(In thousands)		**2023**		**2022**
Raw materials	$	36,869	$	42,541
Work-in-process		18,024		18,144
Finished goods		23,548		19,809
Total inventories	$	78,441	$	80,494

Other current liabilities

(In thousands)		**2023**		**2022**
Warranties	$	14,872	$	11,786
Income and other taxes		7,129		15,770
Accrued self-insurance reserves		14,447		8,796
Deferred revenue		2,416		2,714
Other		28,084		28,396
Total other current liabilities	$	66,948	$	67,462

Other non-current liabilities

(In thousands)		**2023**		**2022**
Deferred benefit from New Markets Tax Credit transactions	$	9,250	$	9,165
Retirement plan obligations		5,749		7,041
Deferred compensation plan		5,577		9,483
Deferred tax liabilities		1,417		2,296
Other		22,190		16,598
Total other non-current liabilities	$	44,183	$	44,583

4.   Financial Instruments

Marketable Securities

Through our wholly-owned insurance subsidiary, Prism Assurance, Ltd. (Prism), we hold the following available-for-sale marketable securities, made up of municipal and corporate bonds:

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
February 25, 2023	$ 10,647	$ —	$ 702	$ 9,945
February 26, 2022	11,862	45	123	11,784

Prism insures a portion of our general liability, workers' compensation and automobile liability risks using reinsurance agreements to meet statutory requirements. The reinsurance carrier requires Prism to maintain fixed-maturity investments, for the purpose of providing collateral for Prism's obligations under the reinsurance agreements.

The amortized cost and estimated fair values of our municipal and corporate bonds at February 25, 2023, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities, as borrowers may have the right to call or prepay obligations with or without penalty. Gross realized gains and losses were insignificant for all periods presented.

(In thousands)	Amortized Cost	Estimated Fair Value
Due within one year	$ 2,205	$ 2,173
Due after one year through five years	8,442	7,772
Total	$ 10,647	$ 9,945

Derivative instruments

We use interest rate swaps, currency swaps, and forward purchase contracts to manage risks generally associated with foreign exchange rate, interest rate and commodity price fluctuations. The information that follows explains the various types of derivatives and financial instruments we use, how such instruments are accounted for, and how such instruments impact our financial position and performance.

In fiscal 2020, we entered into an interest rate swap to hedge a portion of our exposure to variability in cash flows from interest payments on our floating-rate revolving credit facility. As of February 25, 2023, the interest rate swap contract had a notional value of $30 million.

We periodically enter into forward purchase contracts to manage the risk associated with fluctuations in foreign currency rates (primarily related to the Canadian dollar and Euro) and aluminum prices, generally with an original maturity date of less than one year. As of February 25, 2023, we held foreign exchange forward contracts and aluminum purchase contracts with U.S. dollar notional values of $2.9 million and $15.9 million, respectively.

These derivative instruments are recorded within our consolidated balance sheets within other current assets and liabilities. Gains or losses associated with these instruments are recorded as a component of accumulated other comprehensive loss until which time the hedged transaction is settled and gains or losses are reclassified to earnings.

Fair value measurements

Financial assets and liabilities are classified in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement: Level 1 (unadjusted quoted prices in active markets for identical assets or liabilities); Level 2 (observable market inputs, other than quoted prices included in Level 1); and Level 3 (unobservable inputs that cannot be corroborated by observable market data). We do not have any Level 3 assets or liabilities.

Financial assets and liabilities measured at fair value on a recurring basis were:

(In thousands)	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Total Fair Value
February 25, 2023			
Assets:			
Money market funds	$ 8,062	$ —	$ 8,062
Municipal and corporate bonds	—	9,945	9,945
Cash surrender value of life insurance	—	8,282	8,282
Interest rate swap contract	—	1,817	1,817
Liabilities:			
Deferred compensation	—	9,515	9,515
Foreign currency forward/option contract	—	206	206
Aluminum hedging contract	—	1,075	1,075
February 26, 2022			
Assets:			
Money market funds	$ 19,288	$ —	$ 19,288
Municipal and corporate bonds	—	11,784	11,784
Cash surrender value of life insurance	—	17,831	17,831
Aluminum hedging contract	—	2,133	2,133
Interest rate swap contract	—	718	718
Liabilities:			
Deferred compensation	—	12,491	12,491
Foreign currency forward/option contract	—	161	161

Money market funds and commercial paper
Fair value of money market funds was determined based on quoted prices for identical assets in active markets. Commercial paper was measured at fair value using inputs based on quoted prices for similar securities in active markets. These assets are included within cash and cash equivalents on our consolidated balance sheets.

Municipal and corporate bonds
Municipal and corporate bonds were measured at fair value based on market prices from recent trades of similar securities and are classified within our consolidated balance sheets as other current or other non-current assets based on maturity date.

Cash surrender value of life insurance and deferred compensation
Contracts insuring the lives of certain employees who are eligible to participate in non-qualified pension and deferred compensation plans are held in trust. Cash surrender value of the contracts is based on performance measurement funds that shadow the deferral investment allocations made by these participants. Changes in cash surrender value are recorded in other expense. The deferred compensation liability balances are valued based on amounts allocated by participants to the underlying performance measurement funds.

Derivative instruments
The interest rate swap is measured at fair value using unobservable market inputs, based off benchmark interest rates. Forward foreign exchange and forward purchase aluminum contracts are measured at fair value using unobservable market inputs, such as quotations on forward foreign exchange points, foreign currency exchange rates and forward purchase aluminum prices. Derivative positions are primarily valued using standard calculations and models that use as their basis readily observable market parameters. Industry standard data providers are our primary source for forward and spot rate information for interest and currency rates and aluminum prices.

Nonrecurring fair value measurements
We measure certain financial instruments at fair value on a nonrecurring basis including goodwill, intangible assets, property and equipment and right-of-use lease assets. These assets were initially measured and recognized at amounts equal to the fair value determined as of the date of acquisition or purchase subject to changes in value only for foreign currency translation. Periodically, these assets are tested for impairment, by comparing their respective carrying values to the estimated fair value of the reporting unit or asset group in which they reside. In the event any of these assets were to become impaired, we would recognize an impairment expense equal to the amount by which the carrying value of the reporting unit, impaired asset or asset group exceeds its estimated fair value.

Fair value measurements of reporting units are estimated using an income approach involving discounted cash flow models that contain certain Level 3 inputs requiring significant management judgment, including projections of economic conditions, customer demand and changes in competition, revenue growth rates, gross profit margins, operating margins, capital expenditures, working capital requirements, terminal growth rates and discount rates. Fair value measurements of the reporting units associated with our goodwill balances and our indefinite-lived intangible assets are estimated at least annually in the fourth quarter of each fiscal year for purposes of impairment testing if a quantitative analysis is performed. Fair value measurements for long-lived assets or asset groups, including intangible assets subject to amortization, property and equipment and right-of-use lease assets, are valued using undiscounted cash flows to determine whether impairment exists and measure any impairment loss using discounted cash flows to determine the fair value of long-lived assets.

See Note 1 and Note 6 for additional information on the impairment charges recorded to indefinite- and finite-lived intangible assets during the fourth quarter of fiscal 2022. See Note 16 for additional information on the impairment charges recorded to property, plant and equipment during fiscal 2022.

5. Property, Plant and Equipment

(In thousands)		2023		2022
Land	$	3,600	$	3,579
Buildings and improvements		188,949		185,774
Machinery and equipment		376,721		381,116
Office equipment and furniture		69,465		69,017
Construction in progress		41,842		15,080
Total property, plant and equipment		680,577		654,566
Less: accumulated depreciation		431,710		404,571
Net property, plant and equipment	$	248,867	$	249,995

Depreciation expense was $38.2 million, $42.2 million, and $43.9 million in fiscal 2023, 2022, and 2021, respectively.

6. Goodwill and Other Intangible Assets

Goodwill
Refer to Note 1 to the consolidated financial statements for a description of the Accounting Policy related to Goodwill.
Goodwill represents the excess of the cost over the net tangible and identified intangible assets of acquired businesses. We evaluate goodwill for impairment annually as of the first day of our fiscal fourth quarter, or more frequently if events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Based on the impairment analysis performed in the fourth quarter, estimated fair value was in excess of carrying value at all of our reporting units.

The carrying amount of goodwill attributable to each reporting segment was:

(In thousands)		Architectural Framing Systems		Architectural Services		Architectural Glass		Large-Scale Optical		Total
Balance at February 27, 2021	$	93,099	$	1,120	$	25,322	$	10,557	$	130,098
Foreign currency translation		82		—		(78)		—		4
Balance at February 26, 2022		93,181		1,120		25,244		10,557		130,102
Reallocation among reporting units[1]		(2,048)		2,048		—		—		—
Foreign currency translation		(996)		(137)		57		—		(1,076)
Balance at February 25, 2023	$	90,137	$	3,031	$	25,301	$	10,557	$	129,026

[1] Represents the reallocation of goodwill as a result of transitioning Sotawall from the Architectural Framing Systems segment to the Architectural Services segment as of the start of the first quarter of fiscal 2023.

Indefinite-lived intangible assets
We have intangible assets for certain acquired trade names and trademarks which are determined to have indefinite useful lives. We test indefinite-lived intangible assets for impairment annually at the same measurement date as goodwill, the first day of our fiscal fourth quarter, or more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Based on our annual analysis, the fair value of each of our trade names and trademarks exceeded the carrying amount. During fiscal 2022, as a result of triggering events resulting from the finalization of our plans for integrating the

Sotawall business into the Architectural Services segment, beginning in fiscal 2023, it was determined that the carrying value of the Sotawall trade name exceeded fair value by $12.7 million as it was determined to have an immaterial fair value, resulting in the trade name being fully impaired as of fiscal 2022 year end. This amount was recognized as impairment expense in the fourth quarter ended February 26, 2022.

Finite-lived intangible assets
Long-lived assets or asset groups, including intangible assets subject to amortization and property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of those assets may not be recoverable. We use undiscounted cash flows to determine whether impairment exists and measure any impairment loss using discounted cash flows to determine the fair value of long-lived assets. Due to triggering events as a result of finalization of our plans for integrating the Sotawall business into the Architectural Services segment, beginning in fiscal 2023, we determined that the finite-lived intangible assets were impaired as of February 26, 2022. As such, a long-lived asset impairment charge of $36.7 million in finite-lived intangible assets was recognized in the fourth quarter of fiscal year 2022.

The gross carrying amount of other intangible assets and related accumulated amortization was:

(In thousands)	Gross Carrying Amount		Accumulated Amortization		Impairment Expense		Foreign Currency Translation		Net
February 25, 2023									
Finite-lived intangible assets:									
Customer relationships	$	89,495	$	(49,404)	$	—	$	(2,697)	$ 37,394
Other intangibles		39,404		(35,229)		—		(1,045)	3,130
Total finite-lived intangible assets		128,899		(84,633)		—		(3,742)	40,524
Indefinite-lived intangible assets:									
Trade names and trademarks		27,129		—		—		(278)	26,851
Total intangible assets	$	156,028	$	(84,633)	$	—	$	(4,020)	$ 67,375
February 26, 2022									
Finite-lived intangible assets:									
Customer relationships	$	122,961	$	(47,226)	$	(33,608)	$	141	$ 42,268
Other intangibles		41,838		(35,613)		(3,127)		(14)	3,084
Total finite-lived intangible assets		164,799		(82,839)		(36,735)		127	45,352
Indefinite-lived intangible assets:									
Trade names and trademarks		39,832		—		(12,738)		35	27,129
Total intangible assets	$	204,631	$	(82,839)	$	(49,473)	$	162	$ 72,481

Amortization expense on finite-lived intangible assets was $4.2 million, $7.8 million and $7.6 million in fiscal 2023, 2022 and 2021, respectively. Amortization expense is included within selling, general and administrative expenses for all intangible assets other than that of debt issuance costs, which is included in interest expense. Estimated future amortization expense for finite-lived intangible assets is:

(In thousands)	2024		2025		2026		2027		2028
Estimated amortization expense	$	4,364	$	4,333	$	4,317	$	4,297	$ 3,939

7. Debt

During the second quarter ended August 27, 2022, we amended and extended our committed revolving credit facility to include maximum borrowings of up to $385 million with a maturity of August 2027. As part of the amendment, we repaid the $150 million term loan with borrowings under the revolving credit facility. As of February 25, 2023, outstanding borrowings under our revolving credit facility were $156 million, while there were no outstanding borrowings under the revolving credit facility and $150 million of borrowings outstanding under the term loan as of February 26, 2022.

Our revolving credit facility contains two maintenance financial covenants that require us to stay below a maximum debt-to-EBITDA ratio and maintain a minimum ratio of interest expense-to-EBITDA. Both ratios are computed quarterly, with EBITDA calculated on a rolling four-quarter basis. At February 25, 2023, we were in compliance with both financial covenants.

Debt at February 25, 2023 also included $12.0 million of industrial revenue bonds that mature in fiscal years 2036 through 2043. The fair value of the industrial revenue bonds approximated carrying value at February 25, 2023, due to the variable interest rates on these instruments. The bonds would be classified as Level 2 within the fair value hierarchy described in Note 4.

We also maintain two Canadian committed, revolving credit facilities totaling $25.0 million (USD). At February 25, 2023, outstanding borrowings under our Canadian committed, revolving credit facilities were $1.8 million, while there were no outstanding borrowings under the facilities in place as of as of February 26, 2022.

Debt maturities and other selected information follows:

(In thousands)	2024	2025	2026	2027	2028	Thereafter	Total
Maturities	$ —	$ —	$ —	$ —	$ 157,837	$ 12,000	$ 169,837

(In thousands, except percentages)	2023	2022
Average daily borrowings during the year	$ 225,773	$ 167,542
Maximum borrowings outstanding during the year	285,329	168,669
Weighted average interest rate during the year	3.54 %	1.45 %

(In thousands)	February 25, 2023	February 26, 2022	February 27, 2021
Interest on debt	$ 8,140	$ 3,695	$ 4,981
Other interest expense	294	866	604
Interest expense	$ 8,434	$ 4,561	$ 5,585

Interest payments were $8.2 million in fiscal February 25, 2023, $3.5 million in fiscal February 26, 2022 and $4.6 million in fiscal February 27, 2021.

8. Leases

We have operating leases for certain of the buildings and equipment used in our operations. We determine if an arrangement contains a lease at inception. Under ASU 2016-20, *Leases*, we have elected the package of practical expedients permitted under the transition guidance in adopting ASC 842, which among other things, allowed us to carry forward our historical lease classification. Operating lease assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Lease expense is recognized on a straight-line basis over the lease term. Our leases have remaining lease terms of one to ten years, some of which include renewal options that can extend the lease for up to an additional ten years at our sole discretion. We have made an accounting policy election not to record leases with an original term of 12 months or less on our consolidated balance sheet and such leases are expensed on a straight-line basis over the lease term.

In determining lease asset value, we consider fixed or variable payment terms, prepayments, incentives, and options to extend, terminate or purchase. Renewal, termination or purchase options affect the lease term used for determining lease asset value only if the option is reasonably certain to be exercised. We use a discount rate for each lease based upon an estimated incremental borrowing rate over a similar term. We have elected the practical expedient to account for lease and non-lease components (e.g., common-area maintenance costs) as a single lease component. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. We are not a lessor in any transactions.

The components of lease expense were as follows:

(In thousands)	February 25, 2023	February 26, 2022
Operating lease cost	$ 12,336	$ 13,509
Short-term lease cost	908	1,024
Variable lease cost	3,487	2,991
Total lease cost	$ 16,731	$ 17,524

Other supplemental information related to leases for the year ended February 25, 2023 was as follows:

(In thousands)	**February 25, 2023**		**February 26, 2022**	
Cash paid for amounts included in the measurement of operating lease liabilities	$	14,086	$	14,301
Lease assets obtained in exchange for new operating lease liabilities	$	11,359	$	3,259
Weighted-average remaining lease term - operating leases		4.5 years		5.3 years
Weighted-average discount rate - operating leases		3.1 %		2.9 %

Future maturities of lease liabilities are as follows:

(In thousands)		**2023**
Fiscal 2024	$	12,537
Fiscal 2025		11,449
Fiscal 2026		9,211
Fiscal 2027		7,792
Fiscal 2028		4,145
Thereafter		3,684
Total lease payments		48,818
Less: Amounts representing interest		3,940
Present value of lease liabilities	$	44,878

9. Employee Benefit Plans

401(k) Retirement Plan

We sponsor a single 401(k) retirement plan covering substantially all full-time, non-union employees, as well as union employees at two of our manufacturing facilities. Under the plan, employees are allowed to contribute up to 60 percent of eligible earnings to the plan, up to statutory limits. On January 1, 2023, we began matching 100 percent of the first two percent contributed and 50 percent of the next four percent contributed on eligible compensation that non-union employees contribute and according to contract terms for union employees. Previously, we matched 100 percent of the first one percent contributed and 50 percent of the next five percent contributed on eligible compensation that non-union employees contribute. In response to the effects of COVID-19 on our business, we suspended the matching contribution from June 1, 2020 until December 31, 2020. In total, our matching contributions were $8.6 million in fiscal 2023, $7.7 million in fiscal 2022 and $3.5 million in fiscal 2021.

Deferred Compensation Plan

We maintain a plan that allows participants to defer compensation. The deferred compensation liability was $9.5 million and $12.5 million at February 25, 2023 and February 26, 2022, respectively. We have investments in corporate-owned life insurance policies (COLI) of $8.3 million and money market funds (classified as cash equivalents) of $0.3 million with the intention of utilizing them as long-term funding sources for this plan. The COLI assets are recorded at their net cash surrender values and are included in other non-current assets in the consolidated balance sheets.

Plans under Collective Bargaining Agreements

We contribute to a number of multi-employer union retirement plans, which provide retirement benefits to the majority of our union-represented employees; none of the plans are considered significant. However, the risks of participating in these multi-employer plans are different from single-employer plans in the following aspects:
- Assets contributed to these plans by one employer may be used to provide benefits to employees of other participating employers
- If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers
- If we choose to stop participating in some of these plans, we may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability

Our participation in these plans is outlined in the following table. The most recent Pension Protection Act zone status available in 2023 and 2022 relates to the plan years ending December 31, 2022 and December 31, 2021, respectively.

The zone status is based on information that we have received from each plan, certified by an actuary. Among other factors, plans in the red zone are generally less than 65 percent funded, plans in the yellow zone are between 65 percent and 80 percent funded, and plans in the green zone are at least 80 percent funded.

Pension Fund	EIN/ Pension Plan Number	Pension Protection Act Zone Status		Contributions *(In thousands)*			FIP/RP Status Pending/ Implemented	Minimum Contribution	Surcharge Imposed	Expiration Date of Collective Bargaining Agreement[1]
		2023	2022	2023	2022	2021				
Iron Workers Local Union No. 5 and Iron Workers Employers Association Employees Pension Trust Fund	521075473	Green	Green	$ 1,359	$ 1,454	$ 940	No	No	No	5/31/2017
International Painters and Allied Trades Industry Pension Fund	526073909	Red	Red	869	932	525	Implemented	No	No	11/30/2017
Western Glaziers Retirement Plan (Washington)	916123685	Green	Green	815	160	526	No	No	No	6/30/2017
Ironworkers Local 580 Shop Pension Fund	136178514	Green	Green	596	31	26	Implemented	No	Yes	6/30/2023
Western Glaziers Retirement Fund (Oregon and Southwest Washington)	936074376	Green	Green	441	—	51	No	No	No	11/30/2017
Iron Workers Mid-America Pension Fund	366488227	Green	Green	429	431	767	No	No	No	5/31/2017
Glazier's Union Local 27 Pension and Retirement Plan	366034076	Green	Green	174	290	165	No	No	No	5/31/2017
Atlanta Ironworkers Local Union 387 Pension Plan	586051152	Green	Green	125	209	35	No	No	No	1/31/2017
Other funds				442	422	423				
Total contributions				$ 5,250	$ 3,929	$ 3,458				

[1] Plans include contributions required by collective bargaining agreements which have expired, but contain provisions automatically renewing their terms in the absence of a subsequent negotiated agreement.

The Company was listed in the plans' Forms 5500 as providing more than 5 percent of the total contributions for the following plans and plan years:

Pension Fund	Year contributions to Plan Exceeded More Than 5 Percent of Total Contributions
Iron Workers Local Union No. 5 and Iron Workers Employers Association Employees Pension Trust Fund	2022, 2021 and 2020
Western Glaziers Retirement Plan (Washington)	2022
Iron Workers Mid-America Pension Fund	2022 and 2021
Iron Workers St. Louis District Council Pension Trust Fund	2021
Atlanta Ironworkers Local Union 387 Pension Plan	2022

Amounts contributed in fiscal 2023, 2022, and 2021 to defined contribution multiemployer plans were $2.2 million, $1.6 million and $1.1 million, respectively.

Obligations and Funded Status of Defined-Benefit Pension Plans
We sponsor the Tubelite Inc. Hourly Employees' Pension Plan, a defined-benefit pension plan that was frozen to new entrants in fiscal 2004, with no additional benefits accruing to plan participants after such time. We also sponsor an unfunded SERP, a defined-benefit pension plan that was frozen to new entrants in fiscal 2009, with no additional benefits accruing to plan participants after such time.

The following tables present reconciliations of the benefit obligation and the funded status of these plans. The Tubelite plan uses a measurement date as of the calendar month-end closest to our fiscal year-end, while the SERP uses a measurement date aligned with our fiscal year-end.

(In thousands)		2023		2022
Change in projected benefit obligation				
Benefit obligation beginning of period	$	12,405	$	13,541
Interest cost		380		339
Actuarial gain		(1,484)		(475)
Benefits paid		(1,041)		(1,000)
Benefit obligation at measurement date		10,260		12,405
Change in plan assets				
Fair value of plan assets beginning of period	$	5,044	$	5,551
Actual return on plan assets		(706)		(161)
Company contributions		695		654
Benefits paid		(1,041)		(1,000)
Fair value of plan assets at measurement date		3,992		5,044
Underfunded status	$	(6,268)	$	(7,361)

The funded status was recognized in the consolidated balance sheets as follows:

(In thousands)		2023		2022
Other non-current assets	$	161	$	361
Current liabilities		(680)		(681)
Other non-current liabilities		(5,749)		(7,041)
Total	$	(6,268)	$	(7,361)

The following was included in accumulated other comprehensive loss and has not yet been recognized as a component of net periodic benefit cost:

(In thousands)		2023		2022
Net actuarial loss	$	3,968	$	4,916

The net actuarial gain recognized in comprehensive earnings, net of tax expense, was $0.7 million in fiscal 2023, and $0.4 million in fiscal 2022.

Components of the defined-benefit pension plans' net periodic benefit cost:

(In thousands)		2023		2022		2021
Interest cost	$	380	$	339	$	346
Expected return on assets		(84)		(85)		(211)
Amortization of unrecognized net loss		254		270		260
Net periodic benefit cost	$	550	$	524	$	395

Total net periodic pension benefit cost is expected to be approximately $0.6 million in fiscal 2024. The estimated net actuarial gain for the defined-benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost for fiscal 2024 is $0.3 million, net of tax expense.

Additional Information

Assumptions

Benefit Obligation Weighted-Average Assumptions	2023	2022	2021
Discount rate	5.10 %	3.20 %	2.60 %

Net Periodic Benefit Expense Weighted-Average Assumptions	2023	2022	2021
Discount rate	3.20 %	2.60 %	2.50 %
Expected long-term rate of return on assets	2.75 %	2.50 %	4.50 %

Discount rate. The discount rate reflects the current rate at which the defined-benefit plans' pension liabilities could be effectively settled at the end of the year based on the measurement date. The discount rate was determined by matching the expected benefit payments to payments from the Principal Discount Yield Curve. There are no known or anticipated changes in the discount rate assumption that will have a significant impact on pension expense in fiscal 2024.

Expected return on assets. To develop the expected long-term rate of return on assets, we considered historical long-term rates of return achieved by the plan investments, the plan's investment strategy, and current and projected market conditions. During fiscal 2019, the assets of the Tubelite plan were moved from investment in a short-term bond fund to various duration fixed income funds. The investments are carried at fair value based on prices from recent trades of similar securities, which would be classified as Level 2 in the valuation hierarchy. We do not maintain assets intended for the future use of the SERP.

Contributions
Company contributions to the plans for fiscal 2023 and fiscal 2022 were $0.7 million in each year, which equaled or exceeded the minimum funding requirements.

Estimated Future Benefit Payments
The following benefit payments, which reflect expected future service, are expected to be paid by the plans:

(In thousands)	2024	2025	2026	2027	2028	2029-2033
Estimated future benefit payments	$ 1,050	$ 998	$ 967	$ 927	$ 898	$ 3,912

10. Commitments and Contingent Liabilities

Bond commitments
In the ordinary course of business, predominantly in the Architectural Services and Architectural Framing Systems segments, we are required to provide surety or performance bonds that commit payments to our customers for any non-performance. At February 25, 2023, $1.4 billion of these types of bonds were outstanding, of which, $523.0 million is on our backlog. These bonds do not have stated expiration dates, as we are released from the bonds upon completion of the contract. We have never been required to make payments under surety or performance bonds with respect to our existing businesses.

Warranty and project-related contingencies
We reserve estimated exposures on known claims, as well as on a portion of anticipated claims, for product warranty and rework costs based on historical product liability claims as a ratio of sales. Claim costs are deducted from the accrual when paid. Factors that could have an impact on the warranty accrual in any given period include the following: changes in manufacturing quality, changes in product mix and any significant changes in sales volume. A warranty rollforward follows:

(In thousands)	2023	2022
Balance at beginning of period	$ 13,923	$ 14,999
Additional accruals	13,621	10,138
Claims paid	(9,651)	(11,214)
Balance at end of period	$ 17,893	$ 13,923

Additionally, we are subject to project management and installation-related contingencies as a result of our fixed-price material supply and installation service contracts, primarily in our Architectural Services segment and certain of our Architectural Framing Systems businesses. We manage the risk of these exposures through contract negotiations, proactive project management and insurance coverages.

Letters of credit
At February 25, 2023, we had $12.3 million of ongoing letters of credit, all of which have been issued under our revolving credit facility, as discussed in Note 7. We also have a $3.4 million letter of credit which has been issued outside our committed revolving credit facility, with no impact on our borrowing capacity and debt covenants.

Purchase obligations

Purchase obligations, primarily for raw material commitments and capital expenditures totaled $241.7 million as of February 25, 2023.

Environmental liability

In fiscal 2008, we acquired one manufacturing facility which has certain historical environmental conditions. Remediation of these conditions is ongoing without significant disruption to our operations. The estimated remaining liability for these remediation activities was $0.4 million and $0.5 million at February 25, 2023 and February 26, 2022, respectively.

New Markets Tax Credit (NMTC) transactions

We have three outstanding NMTC arrangements which help to support operational expansion. Proceeds received from investors on these transactions are included within other current and non-current liabilities on our consolidated balance sheets. The NMTC arrangements are subject to 100 percent tax credit recapture for a period of seven years from the date of each respective transaction. Upon the termination of each arrangement, these proceeds will be recognized in earnings in exchange for the transfer of tax credits. The direct and incremental costs incurred in structuring these arrangements have been deferred and are included in other current and non-current assets on our consolidated balance sheets. These costs will be recognized in conjunction with the recognition of the related proceeds on each arrangement. During the construction phase for each project, we are required to hold cash dedicated to fund each capital project which is classified as restricted cash on our consolidated balance sheets. Variable-interest entities, which have been included within our consolidated financial statements, have been created as a result of the structure of these transactions, as investors in the programs do not have a material interest in their underlying economics.

During the first quarter of fiscal 2023, one NMTC transaction was terminated, and a new NMTC transaction was established as a replacement. As a result of these transactions, $19.5 million in previous proceeds received were repaid and $19.5 million was contributed back to the Company as part of the newly established NMTC transaction. This NMTC transaction will be held for the remainder of the original seven-year term.

The table below provides a summary of our outstanding NMTC transactions (in millions):

Inception date	Termination date	Proceeds received		Deferred costs		Net benefit	
June 2016	June 2023	$	6.0	$	1.2	$	4.8
May 2022[1]	August 2025		6.1		1.6		4.5
September 2018	September 2025		3.2		1.0		2.2
Total		$	15.3	$	3.8	$	11.5

(1) Continuation of the August 2018 NMTC financing transaction

Litigation

The Company is a party to various legal proceedings incidental to its normal operating activities. In particular, like others in the construction supply and services industry, the Company is routinely involved in various disputes and claims arising out of construction projects, sometimes involving significant monetary damages or product replacement. We have in the past and are currently subject to product liability and warranty claims, including certain legal claims related to a commercial sealant product formerly incorporated into our products. In December 2022, the claimant in an arbitration of one such claim was awarded $20 million. The Company intends to appeal the award and believes, after taking into account all currently available information, including the advice of counsel and the likelihood of available insurance coverage, that this award will not have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. The Company is also subject to litigation arising out of areas such as employment practices, workers compensation and general liability matters. Although it is very difficult to accurately predict the outcome of any such proceedings, facts currently available indicate that no matters will result in losses that would have a material adverse effect on the results of operations, cash flows or financial condition of the Company.

11. Shareholders' Equity

A class of 200,000 shares of junior preferred stock with a par value of $1.00 is authorized, but unissued.

Share Repurchases
During fiscal 2004, the Board of Directors authorized a share repurchase program, with subsequent increases in authorization. We repurchased 1,571,139 shares under the program during fiscal 2023, for a total cost of $74.3 million. We repurchased 2,292,846 shares under the program, for a total cost of $100.0 million, in fiscal 2022, and 1,177,704 shares under the program, for a total cost of $32.9 million, in fiscal 2021. The Company has repurchased a total of 10,996,601 shares, at a total cost of $381.6 million, since the inception of this program. We have remaining authority to repurchase 1,253,399 shares under this program, which has no expiration date.

In addition to the shares repurchased under this repurchase plan, during fiscal 2023, 2022 and 2021, the Company also withheld $2.3 million, $2.1 million and $3.0 million, respectively, of Company stock from employees in order to satisfy stock-for-stock option exercises or tax obligations related to stock-based compensation, pursuant to terms of board and shareholder-approved compensation plans.

Accumulated Other Comprehensive Loss
The following summarizes the accumulated other comprehensive loss, net of tax, at February 25, 2023 and February 26, 2022:

(In thousands)	2023	2022
Net unrealized loss on marketable securities	$ (550)	$ (58)
Net unrealized gain on derivative instruments	512	2,717
Pension liability adjustments	(3,044)	(3,770)
Foreign currency translation adjustments	(28,474)	(25,129)
Total accumulated other comprehensive loss	$ (31,556)	$ (26,240)

12. Share-Based Compensation

We have a 2019 Stock Incentive Plan and a 2019 Non-Employee Director Stock Plan (the Plans) that provide for the issuance of 1,150,000 and 150,000 shares, respectively, for various forms of stock-based compensation to employees and non-employee directors. We also have a 2009 Stock Incentive Plan and 2009 Non-Employee Director Stock Incentive Plan with shares reserved for issuance for outstanding unvested awards. Awards under these Plans may be in the form of incentive stock options (to employees only), nonstatutory options, stock-settled stock appreciation rights (SARs), or nonvested share awards and units, all of which are granted at a price or with an exercise price equal to the fair market value of the Company's stock at the date of award. No additional awards can be made under the 2009 Stock Incentive Plan or the 2009 Non-Employee Director Stock Incentive Plan. Nonvested share awards and units generally vest over a two, three or four-year period.

Total stock-based compensation expense was $8.7 million in fiscal 2023, $6.3 million in fiscal 2022 and $8.6 million in fiscal 2021. We account for any forfeitures as they occur.

Stock Options
In June 2020, we granted 660,600 stock options which had a weighted average fair value per option at the date of grant of $5.01.

The fair value of each award grant is estimated on the date of grant using the binomial lattice option-pricing model with the following weighted-average assumptions used for grants issued in fiscal 2021.

	2021
Dividend yield	3.3 %
Expected volatility	40.0 %
Risk-free interest rate	0.7 %
Maximum price	$ 35.70

The expected stock price volatility is based on historical experience. The risk-free rate for periods that coincide with the expected life of the options is based on the U.S. Treasury Department yield curve in effect at the time of grant.

Stock option and SAR activity for the current fiscal year is summarized below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value at Year-End
Outstanding at February 26, 2022	370,800	$ 23.04		
Awards exercised	(145,060)	23.04		
Awards canceled	(67,740)	23.04		
Outstanding at February 25, 2023	158,000	$ 23.04	0.5 years	$ 2,000,280
Vested or expected to vest at February 25, 2023	158,000	$ 23.04	0.5 years	$ 2,000,280

For the fiscal year ended February 25, 2023, there were no cash proceeds from the exercise of stock options as all stock options were exercised on a stock-for-stock basis. The aggregate intrinsic value of securities exercised (the amount by which the stock price on the date of exercise exceeded the stock price of the award on the date of grant) was $2.7 million. For the fiscal year ended February 26, 2022, cash proceeds from the exercise of stock options were $4.1 million. The aggregate intrinsic value of the securities exercised was $2.3 million.

Executive compensation program

In fiscal 2022, the Compensation Committee of the Board of Directors implemented an executive compensation program for certain key employees. In each of the first quarters of fiscal 2023 and fiscal 2022, we issued performance shares in the form of nonvested share unit awards, which give the recipient the right to receive shares earned at the end of the respective three-fiscal-year performance periods. The number of share units issued at grant is equal to the target number of performance shares and allows for the right to receive a variable number of shares dependent on achieving a defined performance goal of return on invested capital and being employed at the end of the performance period.

Nonvested Share Awards and Units

The following table summarizes nonvested share activity for fiscal February 25, 2023:

	Number of Shares and Units	Weighted Average Grant Date Fair Value
February 26, 2022 [1]	488,944	$ 30.14
Granted [2]	183,793	46.08
Vested	(171,485)	28.08
Canceled [3]	(46,473)	36.13
February 25, 2023 [4]	454,779	$ 36.75

(1) Includes a total of 50,825 nonvested share units granted and outstanding at target level for the fiscal 2022-2024 performance period.
(2) Includes a total of 38,654 nonvested share units granted and outstanding at target level for the 2023-2025 performance period.
(3) Includes a total of 9,690 nonvested share units cancelled for the fiscal 2022-2024 and fiscal 2023-2025 performance periods.
(4) Includes a total of 45,207 and 34,492 nonvested share units granted and outstanding at target level for the 2022-2024 and 2023-2025 performance periods, respectively.

At February 25, 2023, there was $9.7 million of total unrecognized compensation cost related to nonvested share and nonvested share unit awards, which is expected to be recognized over a weighted average period of approximately 23 months. The total fair value of shares vested during fiscal February 25, 2023 was $4.5 million.

13. Income Taxes

Earnings before income taxes consisted of the following:

(In thousands)	2023	2022	2021
United States	$ 126,859	$ 70,039	$ 45,651
International	(10,238)	(56,170)	(23,040)
Earnings before income taxes	$ 116,621	$ 13,869	$ 22,611

The components of income tax expense for each of the last three fiscal years are as follows:

(In thousands)		2023		2022		2021
Current						
Federal	$	9,621	$	13,806	$	11,495
State and local		7,670		4,823		702
International		231		39		1,642
Total current		17,522		18,668		13,839
Deferred						
Federal		(5,120)		(1,528)		(2,860)
State and local		(2,487)		(4,270)		538
International		422		(2,158)		(4,138)
Total deferred		(7,185)		(7,956)		(6,460)
Total non-current tax (benefit) expense		2,177		(329)		(204)
Total income tax expense	$	12,514	$	10,383	$	7,175

Income tax payments, net of refunds, were $27.4 million, $8.2 million and $14.1 million in fiscal 2023, 2022 and 2021, respectively.

The following table provides a reconciliation of the statutory federal income tax rate to our consolidated effective tax rates:

	2023	2022	2021
Statutory federal income tax rate	21.0 %	21.0 %	21.0 %
State and local income taxes, net of federal tax benefit	3.5	16.4	(2.5)
Foreign tax rate differential	(0.2)	(15.4)	(3.4)
Nondeductible goodwill impairment expense	—	—	5.6
Valuation allowance	(4.7)	63.2	11.4
Nontaxable gain (loss) on life insurance policies	0.2	1.2	(1.8)
Deduction for foreign derived intangible income	(0.2)	(2.6)	(0.8)
Research & development tax credit	(1.5)	(9.4)	(5.3)
§162(m) Executive Compensation Limitation	0.8	3.5	3.6
Tax benefit of share based awards	(0.8)	(5.2)	0.2
Worthless stock deduction	(6.0)	—	—
Other, net	(1.4)	2.2	3.7
Consolidated effective income tax rate	10.7 %	74.9 %	31.7 %

The estimated effective tax rate for fiscal 2023 decreased 64.2 percentage points from fiscal 2022, primarily due to the non-deductible intangible impairment charge in Canada in fiscal 2022 as well as the tax benefits claimed in fiscal 2023 related to a worthless stock loss deduction related to the Company's investment in Sotawall Limited, a Canadian subsidiary.

Deferred tax assets and deferred tax liabilities at February 25, 2023 and February 26, 2022 were:

(In thousands)		2023		2022
Deferred tax assets				
Accrued expenses	$	1,862	$	3,515
Deferred compensation		9,666		8,602
Section 174 capitalized costs		12,222		—
Goodwill and other intangibles		4,316		13,237
Liability for unrecognized tax benefits		1,884		1,965
Unearned income		11,007		9,802
Operating lease liabilities		13,639		13,769

58

(In thousands)	2023	2022
Net operating losses and tax credits	11,459	8,580
Other	3,656	4,986
Total deferred tax assets	69,711	64,456
Less: valuation allowance	(9,048)	(15,370)
Deferred tax assets, net of valuation allowance	60,663	49,086
Deferred tax liabilities		
Depreciation	21,965	26,095
Operating lease, right-of-use assets	12,660	12,768
Bad debt	8,262	—
Prepaid expenses	2,467	3,015
Other	3,546	3,074
Total deferred tax liabilities	48,900	44,952
Net deferred tax assets (liabilities)	$ 11,763	$ 4,134

The Company has state and foreign net operating loss carryforwards with a tax effect of $11.5 million. A valuation allowance of $8.4 million has been established for these net operating loss carryforwards due to the uncertainty of the use of the tax benefits in future periods.

The Tax Cuts and Jobs Act of 2017 ("TCJA") requires taxpayers to capitalize and amortize research and development costs pursuant to Internal Revenue Code ("IRC") Section 174. Although Congress may consider legislation that would defer capitalization and amortization requirements to later years, we have no assurance that the requirement will be repealed or otherwise modified. The requirement was effective for the company beginning 2/27/2022. For the tax year ended 2/25/2023, the Company recorded an increase to income tax payable as well as deferred tax assets of approximately $12.2 million due to Section 174 capitalization.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing Deferred Tax Assets ("DTAs"). This has resulted in valuation allowances being recorded against DTAs in prior years in Brazil, Canada and various states. During the second quarter of fiscal 2023, the Company recorded a worthless stock deduction related to the Sotawall business. Additionally, the Company concluded that a portion of the Canadian DTAs were more likely than not to be realized. The related valuation allowance was reduced by $8.3 million, as we expect to realize this amount in the future.

The Company files income tax returns in the U.S. federal jurisdiction, various U.S. state jurisdictions, Canada, Brazil and other international jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years prior to fiscal 2020, or state and local income tax examinations for years prior to fiscal 2013. The Company is not currently under U.S. federal examination for years subsequent to fiscal year 2019, and there is very limited audit activity of the Company's income tax returns in U.S. state jurisdictions or international jurisdictions.

The Company considers the earnings of its non-U.S. subsidiaries to be indefinitely invested outside of the United States on the basis of estimates that future domestic cash generation will be sufficient to meet future domestic cash needs and specific plans for reinvestment of those subsidiary earnings. Should the Company decide to repatriate the foreign earnings, it would need to increase the income tax provision in the period it was determined that the earnings will no longer be indefinitely invested outside the U.S.

If we were to prevail on all unrecognized tax benefits recorded, $3.8 million, $1.7 million and $2.2 million for fiscal 2023, 2022 and 2021, respectively, would benefit the effective tax rate. Also included in the balance of unrecognized tax benefits for fiscal 2023, 2022 and 2021 are $1.5 million, $1.7 million, and $1.6 million, respectively, of tax benefits that, if recognized, would result in decreases to deferred taxes.

Penalties and interest related to unrecognized tax benefits are recorded in income tax expense. For fiscal 2023, 2022 and 2021, we accrued penalties and interest related to unrecognized tax benefits of $0.4 million, $0.3 million, and $0.3 million, respectively.

The following table provides a reconciliation of the total amounts of gross unrecognized tax benefits:

(In thousands)		2023		2022		2021
Gross unrecognized tax benefits at beginning of year	$	3,321	$	3,755	$	4,071
Gross increases in tax positions for prior years		2,298		108		106
Gross decreases in tax positions for prior years		(255)		(145)		(351)
Gross increases based on tax positions related to the current year		291		420		429
Gross decreases based on tax positions related to the current year		(27)		—		—
Settlements		—		(147)		(96)
Statute of limitations expiration		(316)		(670)		(404)
Gross unrecognized tax benefits at end of year	$	5,312	$	3,321	$	3,755

14. Earnings per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding, including the dilutive effects of stock options, SARs and nonvested shares. The following table presents a reconciliation of the share amounts used in the computation of basic and diluted earnings per share:

(In thousands)	2023	2022	2021
Basic earnings per share - weighted average common shares outstanding	22,007	24,920	25,955
Weighted average effect of nonvested share grants and assumed exercise of stock options	409	372	349
Diluted earnings per share - weighted average common shares and potential common shares outstanding	22,416	25,292	26,304
Stock awards excluded from the calculation of earnings per share because the award price was greater than the average market price of the common shares	97	1	111

15. Business Segment Data

We have four reporting segments:
- The **Architectural Framing Systems** segment designs, engineers, fabricates and finishes the aluminum window, curtainwall, storefront and entrance systems for the exterior of buildings.
- The **Architectural Services** segment integrates technical services, project management, and field installation services to design, engineer, fabricate, and install building glass and curtainwall systems.
- The **Architectural Glass** segment coats and fabricates high-performance glass used in custom window and wall systems on commercial buildings.
- The **Large-Scale Optical** (LSO) segment manufactures high-performance glazing products for the custom framing, fine art, and engineered optics markets.

At the beginning of the first quarter of fiscal 2023, we began management of the Sotawall and Harmon businesses under the Architectural Services segment in order to create a single, unified offering for larger custom curtainwall projects. The segment results for fiscal 2022 and 2021 were recast for comparability.

(In thousands)		2023		2022		2021
Net Sales						
Architectural Framing Systems	$	649,778	$	546,557	$	508,770
Architectural Services		410,627		407,421		358,685
Architectural Glass		316,554		309,241		330,256
Large-Scale Optical		104,215		101,673		70,050
Intersegment elimination		(40,478)		(50,915)		(36,987)
Total	$	1,440,696	$	1,313,977	$	1,230,774

(In thousands)		2023		2022		2021
Operating Income (Loss)						
Architectural Framing Systems	$	81,875	$	38,088	$	(29,030)
Architectural Services		18,140		(22,071)		15,451
Architectural Glass		28,610		1,785		18,678
Large-Scale Optical		25,348		23,618		31,203
Corporate and other		(28,185)		(19,375)		(10,775)
Total	$	125,788	$	22,045	$	25,527
Depreciation and Amortization						
Architectural Framing Systems	$	19,386	$	20,361	$	21,532
Architectural Services		3,953		7,495		7,196
Architectural Glass		11,964		14,564		15,102
Large-Scale Optical		3,088		3,185		3,338
Corporate and other		4,012		4,388		4,272
Total	$	42,403	$	49,993	$	51,440
Capital Expenditures						
Architectural Framing Systems	$	11,432	$	7,344	$	9,871
Architectural Services		3,683		3,449		1,516
Architectural Glass		5,613		5,865		9,574
Large-Scale Optical		13,474		2,250		869
Corporate and other		10,975		2,933		4,335
Total	$	45,177	$	21,841	$	26,165
Identifiable Assets						
Architectural Framing Systems	$	426,946	$	414,012	$	396,664
Architectural Services		141,840		114,120		194,409
Architectural Glass		207,730		225,362		271,520
Large-Scale Optical		69,035		56,926		64,474
Corporate and other		69,814		77,443		88,032
Total	$	915,365	$	887,863	$	1,015,099

Due to the varying combinations and integration of individual window, storefront and curtainwall systems, it is impractical to report product revenues generated by class of product beyond the segment revenues currently reported.

Segment operating income is equal to net sales less cost of sales and operating expenses. Operating income does not include interest expense or a provision for income taxes. Architectural Services segment results include $49.5 million and $17.1 million of impairment charges in fiscal 2022 and fiscal 2021, respectively. Architectural Framing Systems segment results include $53.0 million of impairment charges in fiscal 2021 and $1.7 million of restructuring charges in fiscal 2022, with no impairment or restructuring charges included in fiscal 2023. Architectural Glass segment results include $0.1 million and $27.1 million of restructuring charges in fiscal 2023 and fiscal 2022, respectively. Corporate and other includes miscellaneous corporate activity, including certain legal, consulting and advisory costs and certain employee benefit costs not allocable to our segments, as well as $1.7 million of restructuring charges in fiscal 2022. Identifiable assets for Corporate and other include all short- and long-term available-for-sale securities.

The following table presents net sales, based on the location in which the sale originated, and long-lived assets, representing property, plant and equipment, net of related depreciation, by geographic region.

(In thousands)		2023		2022		2021
Net Sales						
United States	$	1,301,168	$	1,194,141	$	1,115,872
Canada		120,565		102,027		102,721
Brazil		18,963		17,809		12,181
Total	$	1,440,696	$	1,313,977	$	1,230,774

(In thousands)	2023	2022	2021
Long-Lived Assets			
United States	$ 239,847	$ 239,264	$ 285,007
Canada	6,330	7,742	9,707
Brazil	2,690	2,989	3,729
Total	$ 248,867	$ 249,995	$ 298,443

Apogee's export net sales from U.S. operations were $56.2 million, $59.5 million, and $33.1 million in fiscal 2023, 2022, and 2021, respectively, representing approximately 4 percent of consolidated net sales in each of these fiscal years.

16.   Restructuring

During the second quarter of fiscal 2022, we announced plans to realign and simplify our business structure which resulted in the closure of two facilities within the Architectural Glass segment, in Dallas, Texas and Statesboro, Georgia. These closures were made in order to concentrate this segment on premium, high-performance products. Additionally, employee termination costs were incurred related to these facility closures, realignment of the Architectural Framing Systems segment, and within the Corporate office. During the fourth quarter of fiscal 2022, as a result of the announced restructuring plan, we sold a building in Statesboro, Georgia within our Architectural Glass segment for $29.1 million. The carrying value of the building was $9.4 million, and we recognized a gain on this sale of approximately $19.5 million, net of associated transaction costs, which is included as a reduction of cost of sales within our consolidated statements of operations.

During the first quarter of fiscal 2023, we completed the execution of these plans with the sale of the remaining manufacturing assets at our Architectural Glass location, in Dallas, Texas, for $4.1 million. The remaining assets had a carrying value of $3.4 million, and we recognized a gain on the sale of approximately $0.6 million, net of associated transaction costs, which is included as a reduction of cost of sales within our consolidated statements of operations.

For the year ended February 25, 2023, we incurred $0.1 million of additional pre-tax costs associated with the finalization of these restructuring plans. For the year ended February 26, 2022, we incurred $30.5 million of pre-tax costs associated with the execution of these restructuring plans, of which $28.2 million is included within cost of sales and $2.3 million is included within selling, general and administrative expenses, excluding the gain on sale mentioned above, within our consolidated statements of operations.

(In thousands)	Architectural Framing	Architectural Glass	Corporate & Other	Total
February 25, 2023				
Termination benefits	—	116	—	116
Total restructuring charges	$ —	$ 116	$ —	$ 116
February 26, 2022				
Asset impairment on property, plant and equipment	$ 54	$ 21,443	$ —	$ 21,497
Termination benefits	1,435	3,718	1,039	6,192
Other restructuring charges	244	1,935	644	2,823
Total restructuring charges	$ 1,733	$ 27,096	$ 1,683	$ 30,512

The following table summarizes our restructuring related accrual balances included within accrued payroll and related benefits and other current liabilities in the consolidated balance sheets. All remaining balances are expected to be paid within fiscal 2024.

(In thousands)	Architectural Framing		Architectural Glass		Corporate & Other		Total	
Balance at February 27, 2021	$	2,872	$	230	$	161	$	3,263
Restructuring expense		2,000		1,036		1,039		4,075
Payments		(3,567)		(529)		(972)		(5,068)
Other adjustments		(865)		—		—		(865)
Balance at February 26, 2022	$	440	$	737	$	228	$	1,405
Restructuring expense		—		116		—		116
Payments		(227)		(813)		(214)		(1,254)
Other adjustments		(151)		(17)		(14)		(182)
Balance at February 25, 2023		62		23		—		85

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. As of the end of the period covered by this report (the Evaluation Date), we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) of the Exchange Act). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting. The report of management required under this Item 9A is contained on page 29 in Item 8 of this Annual Report on Form 10-K under the caption "Management's Annual Report on Internal Control Over Financial Reporting."

Attestation Report of Independent Registered Public Accounting Firm. The attestation report required under this Item 9A is contained on page 30 in Item 8 of this Annual Report on Form 10-K under the caption "Report of Independent Registered Public Accounting Firm."

Changes in Internal Control over Financial Reporting. There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recent fiscal quarter covered by this report that would have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

None.

ITEM 9C.   DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, CODE OF ETHICS AND CORPORATE GOVERNANCE

We have adopted a Code of Business Ethics and Conduct that applies to all of our employees, including our principal executive officer, president, principal financial officer and principal accounting officer, and Board of Directors. The Code of Business Ethics and Conduct is published on the "Investors-Governance" section of our website at www.apog.com. Any amendments to the Code of Business Ethics and Conduct and waivers of the Code of Business Ethics and Conduct for our Chief Executive Officer and Chief Financial Officer will be published on our website.

The other information required by this item, other than the information set forth in Part I above under the heading "Information About Our Executive Officers," is set forth under the headings "Proposal 1: Election of Directors," "Frequently Asked Questions - How Can I Recommend or Nominate a Director Candidate?", "Corporate Governance - Board Meetings and 2023 Annual Meeting of Shareholders," and "Corporate Governance - Board Committee Responsibilities, Meetings and Membership" in the Proxy Statement for the Company's Annual Meeting of Shareholders to be held on June 21, 2023, which will be filed with the Securities and Exchange Commission within 120 days after our fiscal year-end (our 2023 Proxy Statement). This information is incorporated herein by reference.

ITEM 11. EXECUTIVE AND DIRECTOR COMPENSATION

The information required by this item is set forth under the headings "Executive Compensation," "CEO Pay Ratio Disclosure" and "Non-Employee Director Compensation" in our 2023 Proxy Statement. This information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table summarizes, with respect to our equity compensation plans, the number of shares of our common stock to be issued upon exercise of outstanding options, warrants and other rights to acquire shares, the weighted-average exercise price of these outstanding options, warrants and rights, and the number of shares remaining available for future issuance under our equity compensation plans as of February 25, 2023, the last day of fiscal 2023.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders	440,122 [1][2]	$ 10.10 [3]	1,060,834 [4]
Equity compensation plans not approved by security holders	None	None	None
Total	440,122	$ 10.10	1,060,834

[1] Includes shares underlying performance share unit awards granted under our 2019 Stock Incentive Plan, 61,528 restricted stock unit awards granted under our 2019 Stock Incentive Plan, 2009 Non-Employee Director Stock Plan, and 2019 Non-Employee Director Stock Plan, 61,196 phantom shares under our Deferred Compensation Plan for Non-Employee Directors, and 158,000 stock option awards granted under our 2019 Stock Incentive Plan. Dividends accrue on the outstanding performance share units during the three-year performance periods but will be paid only on shares earned at the end of each performance period. Certain outstanding restricted stock units have dividend rights attached, but none of the restricted stock units are transferable.

[2] At the beginning of fiscal years 2022 and 2023, performance share units were awarded to plan participants which will vest based on our Company's performance over a three-year performance period. The performance share units represent the right to receive shares of our common stock at the end of the three-year performance period. Pursuant to SEC rules and the reporting requirements for this table, we have included in this column 159,398 shares underlying the outstanding performance share units at maximum level performance, assuming our Company performed at the maximum level during the applicable performance periods. Only 79,699 shares underly the performance awards at target level performance.

Pursuant to SEC rules and the reporting requirements for this table, we have not included in this column 313,552 shares of restricted stock that are issued and outstanding. All shares of restricted stock outstanding have dividend rights attached, but none of the shares of restricted stock are transferable.

[3] In calculating the weighted-average exercise price of outstanding options, warrants and rights, the performance share units, restricted stock, restricted stock units and phantom shares do not have an exercise price, and the calculation only includes the 79,699 shares underlying the performance share units at target level performance.

[4] Pursuant to SEC Rules and the reporting requirements for this table, of these shares, 3,987 are available for issuance under our Legacy Partnership Plan; 1,002,063 are available for grant under our 2019 Stock Incentive Plan; 37,294 are available for grant under our 2019 Non-Employee Director Stock Plan; and 17,490 are available for grant under our Deferred Compensation Plan for Non-Employee Directors.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is set forth under the headings "Corporate Governance - Director Independence" and "Corporate Governance - Certain Relationships and Related Transactions" in our 2023 Proxy Statement. This information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information about aggregate fees billed to us by our principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34) will be presented under the headings "Audit Committee Report" and "Fees Paid to Independent Registered Public Accounting Firm - Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees" and "Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services" in our 2023 Proxy Statement. This information is incorporated herein by reference.


PART IV


ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a)   List of documents filed as a part of this report:

1.   Financial Statements - The consolidated financial statements listed below are set forth in Item 8 of Part II of this report.

Consolidated Balance Sheets as of February 25, 2023 and February 26, 2022

Consolidated Results of Operations for the Years Ended February 25, 2023, February 26, 2022 and February 27, 2021

Consolidated Statements of Comprehensive Earnings for the Years Ended February 25, 2023, February 26, 2022 and February 27, 2021

Consolidated Statements of Cash Flows for the Years Ended February 25, 2023, February 26, 2022 and February 27, 2021

Consolidated Statements of Shareholders' Equity for the Years Ended February 25, 2023, February 26, 2022 and February 27, 2021

Notes to Consolidated Financial Statements

2.   Financial Statement Schedules - All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3.   Exhibits - Exhibits marked with an asterisk (*) identify each management contract or compensatory plan or arrangement. Exhibits marked with a pound sign (#) are filed herewith. The remainder of the exhibits have heretofore been filed with the Securities and Exchange Commission and are incorporated herein by reference.

3.1	Restated Articles of Incorporation. Incorporated by reference to Exhibit 3.1 to Registrant's Annual Report on Form 10-K for the year-ended February 28, 2004.
3.2	Articles of Amendment to Restated Articles of Incorporation. Incorporated by reference to Exhibit 3.1 to Registrant's Current Report on Form 8-K filed on January 16, 2020.
3.3	Amended and Restated Bylaws of Apogee Enterprises, Inc. Incorporated by reference to Exhibit 3.1 to Registrant's Current Report on Form 8-K filed on April 26, 2021.
4.1	Specimen certificate for shares of common stock of Apogee Enterprises, Inc. Incorporated by reference to Exhibit 4.1 to Registrant's Quarterly Report on Form 10-Q filed on July 1, 2021.
4.2	Description of Securities. Incorporated by reference to Exhibit 4.2 to Registrant's Annual Report on Form 10-K for the year ended February 29, 2020.
10.1*	Apogee Enterprises, Inc. Deferred Compensation Plan for Non-Employee Directors (2014 Restatement). Incorporated by reference to Exhibit 4.4 to Registrant's Registration Statement on Form S-8 filed on July 24, 2014.
10.2*	Apogee Enterprises, Inc. 2021 Deferred Compensation Plan for Non-Employee Directors. Incorporated by reference to Exhibit 4.5 to Apogee's Registration Statement on Form S-8 filed on October 13, 2021.

10.3*	Apogee Enterprises, Inc. 2000 Employee Stock Purchase Plan (Amended and Restated Effective as of April 21, 2021). Incorporated by reference to Exhibit 10.4 to Apogee's Annual Report on Form 10-K filed on April 22, 2021.
10.4*	Apogee Enterprises, Inc. Non-Employee Director Charitable Matching Contribution Program. Incorporated by reference to Exhibit 10.25 to Registrant's Annual Report on Form 10-K for the year-ended February 26, 2005.
10.5*	Apogee Enterprises, Inc. Deferred Incentive Compensation Plan (2005 Restatement). Incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K filed on October 17, 2006.
10.6*	Apogee Enterprises, Inc. 2009 Stock Incentive Plan, as amended and restated (2011). Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on June 28, 2011.
10.7*	Apogee Enterprises, Inc. 2009 Non-Employee Director Stock Incentive Plan, as amended and restated (2014). Incorporated by reference to Exhibit 4.4 to Registrant's Registration Statement on Form S-8 filed on July 24, 2014.
10.8*	Form of Restricted Stock Agreement under the Apogee Enterprises, Inc. 2009 Non-Employee Director Stock Incentive Plan. Incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K filed on June 30, 2009.
10.9*	Restricted Stock Deferral Program under the Apogee Enterprises, Inc. 2009 Non-Employee Director Stock Incentive Plan, as Amended and Restated (2014) (2015 Statement). Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on June 30, 2015.
10.10*	Form of Deferred Restricted Stock Unit Agreement under the Apogee Enterprises, Inc. 2009 Non-Employee Director Stock Incentive Plan, as Amended and Restated (2014) (2015 Statement). Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on June 30, 2015.
10.11*	Form of Restricted Stock Agreement under the Apogee Enterprises, Inc. 2009 Stock Incentive Plan for awards made on or after April 26, 2011. Incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K filed on May 2, 2011.
10.12*	Apogee Enterprises, Inc. 2011 Deferred Compensation Plan, effective January 1, 2011. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on October 12, 2010.
10.13*	First Amendment to the Apogee Enterprises, Inc. 2011 Deferred Compensation Plan. Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed July 1, 2014.
10.14*	Second Amendment to the Apogee Enterprises, Inc. 2011 Deferred Compensation Plan. Incorporated herein by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on June 29, 2016.
10.15*	Third Amendment to the Apogee Enterprises, Inc. 2011 Deferred Compensation Plan, dated October 5, 2017. Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 10, 2017.
10.16*	Fourth Amendment to the Apogee Enterprises, Inc. 2011 Deferred Compensation Plan, dated June 28, 2018. Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on July 3, 2018.
10.17	Stock Purchase Agreement, dated as of April 28, 2017, by and among Apogee Enterprises, Inc., EFCO Corporation, and Pella Corporation. Incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on May 2, 2017.
10.18*	Form of Change-in-Control Severance Agreement. Incorporated herein by reference to Exhibit 10.38 to Registrant's Annual Report on Form 10-K filed on April 30, 2018.
10.19*	Apogee Enterprises, Inc. 2019 Non-Employee Director Stock Plan. Incorporated by reference to Exhibit 4.6 to Registrant's Registration Statement on Form S-8 filed on February 12, 2020.
10.20*	Apogee Enterprises, Inc. 2019 Stock Incentive Plan. Incorporated by reference to Exhibit 4.5 to Registrant's Registration Statement on Form S-8 filed on February 12, 2020.
10.21*	Form of Restricted Stock Agreement under the Apogee Enterprises, Inc. 2019 Stock Plan. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on January 16, 2020.
10.22*	Form of Stock Option Agreement under the Apogee Enterprises, Inc. 2019 Stock Incentive Plan. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on July 7, 2020.
10.23*	Apogee Enterprises, Inc. 2019 Stock Incentive Plan, as Amended and Restated (2021). Incorporated by reference to Exhibit 4.5 to Apogee's Registration Statement on Form S-8 filed on June 25, 2021.
10.24*	Form of Restricted Stock Agreement under the Apogee Enterprises, Inc. 2019 Non-Employee Director Stock Plan. Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on January 16, 2020.
10.25*	Form of Deferred Restricted Stock Unit Agreement under the Apogee Enterprises, Inc. 2019 Non-Employee Director Stock Incentive Plan. Incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K filed on January 16, 2020.
10.26*	Restricted Stock Deferral Program Under the Apogee Enterprises, Inc. 2019 Non-Employee Director Stock Incentive Plan. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on April 29, 2020.
10.27*	Form of Restricted Stock Unit Agreement under the Apogee Enterprises, Inc. 2019 Non-Employee Director Stock Plan. Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on April 29, 2020.

10.28*	Form of CEO Evaluation-Based Incentive Agreement. Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on April 30, 2019.
10.29*	Offer Letter dated May 27, 2020 between Apogee Enterprises, Inc. and Nisheet Gupta. Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on July 9, 2020.
10.30*	Form of Annual Cash Incentive Award Agreement. Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on July 7, 2020.
10.31*	Transition Agreement between Apogee Enterprises, Inc. and Joseph F. Puishys, dated September 15, 2020. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on September 17, 2020.
10.32*	Employment Agreement between Apogee Enterprises, Inc. and Ty R. Silberhorn, dated December 15, 2020. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on December 21, 2020.
10.33*	Form of Restricted Stock Award Agreement entered into by Apogee Enterprises, Inc. and Ty R. Silberhorn on January 4, 2021. Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on December 21, 2020.
10.34*	Form of Restricted Stock Agreement. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on April 26, 2021.
10.35*	Form of Performance Award Agreement. Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on April 26, 2021.
10.36*	Form of Executive Short-Term Incentive Plan Memorandum. Incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K filed on April 26, 2021.
10.37*	Executive Short-Term Incentive Plan Terms and Conditions. Incorporated by reference to Exhibit 10.4 to Registrant's Current Report on Form 8-K filed on April 26, 2021.
10.38	Third Amended and Restated Credit Agreement, dated as of June 25, 2019, by and among Apogee Enterprises, Inc., as the Borrower, the Lenders referred to therein, Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Lender, and U.S. Bank National Association, as Syndication Agent and Issuing Lender. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on June 28, 2019.
10.39	Stock Repurchase Agreement between Apogee Enterprises, Inc. and Joseph F. Puishys, dated May 26, 2021. Incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q filed on July 1, 2021.
10.40	Amendment No. 1 to Third Amended and Restated Credit Agreement dated as of June 25, 2019, by and among Apogee Enterprises, Inc., as the Borrower, the Lenders referred to therein, Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Lender, and U.S. Bank National Association, as Syndication Agent and Issuing Lender. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on April 10, 2020.
10.41	Amendment No. 2 to Third Amended and Restated Credit Agreement dated as of November 6, 2020, by and among Apogee Enterprises, Inc., as the Borrower, the Lenders referred to therein, Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Lender, and U.S. Bank National Association, as Syndication Agent and Issuing Lender. Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 10, 2020.
21#	Subsidiaries of the Registrant.
23#	Consent of Deloitte & Touche LLP.
31.1#	Certification of Chief Executive Officer pursuant to rule 13a-14(a) under the Securities Exchange Act of 1934.
31.2#	Certification of Chief Financial Officer pursuant to rule 13a-14(a) under the Securities Exchange Act of 1934.
32.1#	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2#	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	The following materials from Apogee Enterprises, Inc.'s Annual Report on Form 10-K for the year ended February 25, 2023 are furnished herewith, formatted in iXBRL (Inline Extensible Business Reporting Language): (i) the Consolidated Balance Sheets as of February 25, 2023 and February 26, 2022, (ii) the Consolidated Results of Operations for the three years ended February 25, 2023, February 26, 2022 and February 27, 2021, (iii) the Consolidated Statements of Comprehensive Earnings for the three years February 25, 2023, February 26, 2022 and February 27, 2021, (iv) the Consolidated Statements of Cash Flows for the three years ended February 25, 2023, February 26, 2022 and February 27, 2021, (v) the Consolidated Statements of Shareholders' Equity for the three years ended February 25, 2023, February 26, 2022 and February 27, 2021 and (vi) the Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 21, 2023.

APOGEE ENTERPRISES, INC.

/s/ Ty R. Silberhorn

Ty R. Silberhorn
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on April 21, 2023.

Signature	Title	Signature	Title
/s/ Ty R. Silberhorn Ty R. Silberhorn	Chief Executive Officer and Director (Principal Executive Officer)	/s/ Mark R. Augdahl Mark R. Augdahl	Interim Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Donald A. Nolan Donald A. Nolan	Chairman	/s/ Elizabeth M. Lilly Elizabeth M. Lilly	Director
/s/ Christina M. Alvord Christina M. Alvord	Director	/s/ Herbert K. Parker Herbert K. Parker	Director
/s/ Frank G. Heard Frank G. Heard	Director	/s/ Mark A. Pompa Mark A. Pompa	Director
/s/ Lloyd E. Johnson Lloyd E. Johnson	Director	/s/ Patricia K. Wagner Patricia K. Wagner	Director

CORPORATE INFORMATION

BOARD OF DIRECTORS

Donald A. Nolan, 62
Chair of the Board
Apogee Enterprises, Inc.
Former President and Chief Executive Officer
Kennametal Inc.

Christina M. Alvord, 56 [1, 3]
Retired President, Central Division
Vulcan Materials Company

Frank G. Heard, 64 [1, 3]
Retired Chief Executive Officer
Gibraltar Industries, Inc.

Lloyd E. Johnson, 69 [1]
Retired Global Managing Director, Finance and Internal Audit
Accenture Corporation

Elizabeth M. Lilly, 60 [1, 2]
Chief Investment Officer and Executive Vice President
The Pohlad Companies

Herbert K. Parker, 65 [2, 3]
Retired Executive Vice President-Operation Excellence
Harman International Industries, Inc.

Mark A. Pompa, 58 [1, 2]
Executive Vice President and Chief Financial Officer
EMCOR Group, Inc.

Ty R. Silberhorn, 55
Chief Executive Officer
Apogee Enterprises, Inc.

Patricia K. Wagner, 60 [2, 3]
Retired Group President of U.S. Utilities
Sempra Energy

[1] *Audit Committee*
[2] *Compensation Committee*
[3] *Nominating and Corporate Governance Committee*

CORPORATE OFFICERS

Ty R. Silberhorn, 55
Chief Executive Officer and President

Mark R. Augdahl, 57
Interim Chief Financial Officer

Curtis J. Dobler, 57
Executive Vice President and Chief Human Resources Officer

Meghan M. Elliott, 46
Vice President, General Counsel and Secretary

Gary R. Johnson, 61
Senior Vice President and Treasurer

Brent C. Jewell, 48
President, Architectural Framing Systems

Troy R. Johnson, 49
President, Architectural Services

Nick C. Longman, 51
President, Architectural Glass

APOGEE SEGMENTS

Architectural Glass Segment
Owatonna, MN

Architectural Framing Systems Segment
Minneapolis, MN

Architectural Services Segment
Minneapolis, MN

Large-Scale Optical Technologies Segment
McCook, IL

INVESTOR INFORMATION

TRANSFER AGENT AND REGISTRAR
To sign up for direct deposit of dividends service, or for inquiries regarding stock certificates, such as address or name changes, lost certificates or lost dividends, contact Computershare Investor Services, Apogee's transfer agent and registrar.

Computershare Investor Services address:
P.O. Box 43078
Providence, RI 02940-3078
Computershare Investor Services website:
www.computershare.com
Computershare Investor Services telephone numbers:
U.S. Residents: (800) 736-3001
Canada or the U.S. Virgin Islands: (800) 736-3001
Outside the U.S.: (781) 575-3100
COMMON STOCK
Apogee Enterprises, Inc. common stock is traded on the Nasdaq Stock Market LLC under the symbol APOG.

APOG
NASDAQ
LISTED

INVESTOR INQUIRIES

Additional information, such as Forms 10-K, 10-Q and proxy statements as filed with the Securities and Exchange Commission, and news releases, may be obtained through one of the following:

Internet: www.apog.com
Email: IR@apog.com
Telephone: (952) 835-1874
Toll Free: (877) 752-3432
Mail: Apogee Enterprises, Inc.
Attn: Investor Relations
4400 West 78th Street, Suite 520
Minneapolis, MN 55435

